SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D. C. 20549





                                       FORM U5S




                                     ANNUAL REPORT

                          For the Year Ended December 31, 1998





          Filed pursuant to the Public Utility Holding Company Act of 1935 by





                          CENTRAL AND SOUTH WEST CORPORATION
                1616 Woodall Rodgers Freeway, Dallas, Texas 75202-1234


                                          and



                          SOUTHWESTERN ELECTRIC POWER COMPANY
                  428 Travis Street, Shreveport, Louisiana 71156-0001

          (Name and address of each registered holding company in the system)

                                   TABLE OF CONTENTS


                                                                            Page


ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF
          DECEMBER 31, 1998                                               2 - 16

ITEM 2.   ACQUISITIONS OR SALES OF UTILITY ASSETS                             17

ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
          SECURITIES                                                          17

ITEM 4.   ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES          17

ITEM 5.   INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES              18 - 20

ITEM 6.   OFFICERS AND DIRECTORS

          Part   I.   Name, principal business address and positions
                      held as of December 31, 1998                       21 - 49

          Part  II.   Financial connections as of December 31, 1998           50

          Part III.   Compensation and other related information              51

ITEM 7.   CONTRIBUTIONS AND PUBLIC RELATIONS                                  52

ITEM 8.   SERVICE, SALES AND CONSTRUCTION CONTRACTS

          Part   I.   Intercompany sales and service                          53

          Part  II.   Contracts to purchase services or goods between
                      any System company and any affiliate                    53

          Part III.   Employment of any person by any System company
                      for the performance on a continuing basis of
                      management services                                     53

ITEM 9.   WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES             54 - 59

ITEM 10.   FINANCIAL STATEMENTS AND EXHIBITS

    Index to Financial Statements                                        60 - 61

    Reports of Independent Public Accountants                            62 - 63

    Financial Statements                                                 64 - 83

    Exhibits                                                             84 - 91

SIGNATURES                                                               92 - 93

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1998.

                                                             Number of
                                                              Common      % of       Issuer      Owner's
                                                              Shares     Voting       Book         Book
               Name of Company                                 Owned      Power     Value (1)    Value (1)       Business Type
                                                                                   (thousands)  (thousands)
------------------------------------------------------------------------------------------------------------------------------------

Central and South West Corporation (CSW or the Corporation)                                                          Holding Company

 Central Power and Light Company (CPL)                        6,755,535     100    $1,312,919   $1,312,919          Electric Utility

 Public Service Company of Oklahoma (PSO)                     9,013,000     100        481,856      481,856         Electric Utility
   Ash Creek Mining Company                                     383,904     100             20           20              Coal Mining

 Southwestern Electric Power Company (SWEPCO)                 7,536,640     100        681,252      681,252         Electric Utility
    The Arklahoma Corporation                                       238    47.6            361          172    Electric Transmission
    Southwest Arkansas Utilities Corporation                        100     100             10           10                 Inactive

 West Texas Utilities Company (WTU)                           5,488,560     100        256,639      256,639         Electric Utility

 Central and South West Services, Inc. (CSWS)                    10,000     100            100          100          Service Company

 CSW Leasing, Inc. (CSWL)                                           800      80         19,370       15,496      Lease Trans. Equip.

 CSW Credit, Inc. (CREDIT)                                          259     100         64,957       64,957      Factor Accounts Rec

 C3 Communications, Inc. (COMM)                                   1,000     100        (19,043)     (19,043)  Communication Services

   CSWC Southwest Holdings, Inc.  (2)                               100     100              1            1   Communication Services

    CSWC TeleChoice Management, Inc.  (3)                           100     100              1            1   Communication Services

    CSWC TeleChoice, Inc.  (4)                                      100     100              1            1   Communication Services


                                                             Number of
                                                              Common      % of       Issuer      Owner's
                                                              Shares     Voting       Book         Book
               Name of Company                                 Owned      Power     Value (1)    Value (1)       Business Type
                                                                                   (thousands)  (thousands)
------------------------------------------------------------------------------------------------------------------------------------


 CSW Energy, Inc. (CSWE) (5)                                      1,000     100         81,773       81,773        Independent Power
   CSW Development-I, Inc. (CSWD-I) (6)                           1,000     100         49,778       49,778        Independent Power
    Polk Power GP II, Inc.  (7)                                     500      50            179           90        Independent Power
      Polk Power GP, Inc.  (8)                                    1,000     100            169           85        Independent Power
    Orange Cogeneration GP II, Inc.  (9)                            500      50             85           43        Independent Power
       Orange Cogeneration G.P., Inc.  (10)                       1,000     100              4            4        Independent Power
    CSW Mulberry II, Inc.  (11)                                   1,000     100         23,988       23,988        Independent Power
      CSW Mulberry, Inc.  (12)                                    1,000     100         27,700       27,700        Independent Power
       Polk Power Partners, LP  (13)                            See (13)See (13)        55,369       25,331        Independent Power
    Noah I Power GP, Inc.  (14)                                   1,000     100            (10)         (10)       Independent Power
    Noah I Power Partners, LP  (15)                             See (15)See (15)        17,249       16,300        Independent Power
      Brush Cogeneration Partners  (16)                         See (16)See (16)        34,480       17,240        Independent Power
    CSW Orange II, Inc.  (17)                                     1,000     100              1            1        Independent Power
      CSW Orange, Inc.  (18)                                      1,000     100          4,716        4,716        Independent Power
       Orange Cogeneration Limited Partnership  (19)            See (19)See (19)        (1,455)        (728)       Independent Power
         Orange Cogen Funding Corp.  (20)                         1,000     100              1            1        Independent Power
   CSW Development-II, Inc. (CSWD-II)  (21)                       1,000     100         (3,999)      (3,999)                 Dormant
   CSW Ft. Lupton, Inc. (CSWFL)  (22)                             1,000     100        116,927      116,927        Independent Power
    Thermo Cogeneration Partnership, L.P. (23)                  See (23)See (23)           593          297        Independent Power
   Newgulf Power Venture, Inc. (NEWGULF) (24)                     1,000     100          9,218        9,218        Independent Power
   CSW Sweeny GP I, Inc. (SWEENY) (25)                            1,000     100             15           15        Independent Power
    CSW Sweeny GP II, Inc. (26)                                   1,000     100            319          319        Independent Power
   CSW Sweeny LP I, Inc. (SWEENY) (27)                            1,000     100            769          769        Independent Power
    CSW Sweeny LP II, Inc. (28)                                   1,000     100         14,141       14,141        Independent Power
      Sweeny Cogeneration Limited  Partnership (29)             See (29)See (29)        33,142       16,240        Independent Power
 CSW Development-3, Inc. (CSWD3) (30)                             1,000     100        See (30)     See (30)                 Dormant
 CSW Northwest GP, Inc. (31)                                      1,000     100        See (31)     See (31)                 Dormant
 CSW Northwest LP, Inc. (32)                                      1,000     100        See (32)     See (32)                 Dormant
 CSW Power Marketing, Inc. (33)                                   1,000     100        See (33)     See (33)                 Dormant



                                                             Number of
                                                              Common      % of       Issuer      Owner's
                                                              Shares     Voting       Book         Book
               Name of Company                                 Owned      Power     Value (1)    Value (1)       Business Type
                                                                                   (thousands)  (thousands)
------------------------------------------------------------------------------------------------------------------------------------

 CSW Nevada, Inc. (34)                                            1,000     100        See (34)     See (34)                 Dormant
 CSW Services International, Inc. (35)                            1,000     100             (6)          (6)  Non-regulated Services
 Diversified Energy Contractors Company, LLC (36)                   900      90          1,406        1,406   Non-regulated Services
   DECCO II LLC (37)                                              1,000     100        Nominal      Nominal   Non-regulated Services
   Diversified Energy Contractors, L.P. (38)                    See (38)See (38)          (374)        (367)  Non-regulated Services
   Industry and Energy Associates, L.L.C. (39)                    1,000     100            234          234   Non-regulated Services
 CSW Frontera GP I, Inc. (40)                                     1,000     100        See (40)     See (40)       Independent Power
   CSW Frontera GP II, Inc. (41)                                  1,000     100              5            5        Independent Power
 CSW Frontera LP I, Inc. (42)                                     1,000     100        Nominal      Nominal        Independent Power
   CSW Frontera LP II, Inc. (43)                                  1,000     100            244          244        Independent Power
    Frontera Generation Limited Partnership  (44)               See (44)See (44)          (704)        (704)       Independent Power
 CSW Eastex GP I, Inc. (45)                                       1,000     100        See (45)     See (45)       Independent Power
   CSW Eastex GP II, Inc. (46)                                    1,000     100        See (46)     See (46)       Independent Power
 CSW Eastex LP I, Inc. (47)                                       1,000     100        See (47)     See (47)       Independent Power
   CSW Eastex LP II, Inc. (48)                                    1,000     100        See (48)     See (48)       Independent Power
    Eastex Cogeneration Limited Partnership (49)                See (49)See (49)       See (49)     See (49)       Independent Power
 Southwestern Electric Wholesale Company (50)                     1,000     100        See (50)     See (50)                 Dormant

 CSW International, Inc. (CSWI)  (51)                             1,000     100        810,296      810,296 International Activities
   CSW International Two, Inc. (CSWI2)  (52)                      1,000     100        986,728      986,728       Investment Company
    CSW UK Holdings (53)                                              2     100              0            0          Holding Company
      CSWI Europe Limited (54)                                        2     100         (2,317)      (2,317)      Investment Company
       South Coast Power Limited (54) (55)                            1      50              0            0               Generation
    CSW UK Finance Company (Finco)  (56)                    427,275,002      90        790,595      711,535       Investment Company
      CSW Investments  (57)                                 699,750,001      93      1,253,787    1,166,022       Investment Company
       SEEBOARD Group plc  (58)                                 969,168     100      1,530,004    1,530,004          Holding Company
         Seeboard (Generation) Limited                            1,000     100         10,504       10,504          Holding Company
            Medway Power Limited                                  3,750    37.5          6,537        2,451               Generation
         Seeboard Natural Gas Limited                                 2     100        (16,424)     (16,424)         Holding Company
            Beacon Gas Limited                                3,000,000      50        (26,240)     (13,120)              Gas supply

                                                             Number of
                                                              Common      % of       Issuer      Owner's
                                                              Shares     Voting       Book         Book
               Name of Company                                 Owned      Power     Value (1)    Value (1)       Business Type
                                                                                   (thousands)  (thousands)
------------------------------------------------------------------------------------------------------------------------------------

         CSW UK Limited                                               2     100              0            0                  Dormant
         SEEBOARD plc  (59)                                 250,493,703     100        717,412      717,412          Foreign Utility
            Appliance Protect Limited                                 2     100              0            0                  Dormant
            Direct Power Limited                                      2     100              0            0                  Dormant
            Directricity Limited                                      2     100              0            0                  Dormant
            Electricity (UK) Limited                                  2     100              0            0                  Dormant
            Electricity 2000 Limited                                  2     100              0            0                  Dormant
            Energy Express Limited                                    2     100              0            0                  Dormant
            First Electricity Limited                                 2     100              0            0                  Dormant
            First Gas Limited                                         2     100              0            0                  Dormant
            Gas 2000 Limited                                          2     100              0            0                  Dormant
            Home Electricity Company Limited                          2     100              0            0                  Dormant
            Home Energy Company Limited                               2     100              0            0                  Dormant
            Home Gas Company Limited                                  2     100              0            0                  Dormant
            Home Power Company Limited                                2     100              0            0                  Dormant
            Horizon Natural Gas Limited                               2     100              0            0                  Dormant
            Light & Power (UK) Limited                                2     100              0            0                  Dormant
            Longfield Insurance Company Limited                 500,000     100          2,410        2,410                Insurance
            Powercare Limited                                         2     100              0            0                  Dormant
            Premier Electricity Limited                               2     100              0            0                  Dormant
            Premier Utilities Limited                                 2     100              0            0                  Dormant
            Seeb Limited                                         10,000     100             23           23       Investment Company
            Seeboard Employment Services Limited                      2     100            252          252        Employment Agency
            Seeboard Insurance Company Limited                1,000,000     100         12,775       12,775                Insurance
            Seeboard Final Salary Pension Plan
                   Trustee Company Limited                            2     100              0            0          Trustee Company
            Seeboard International Limited                      500,000     100          1,149        1,149     Overseas Consultancy
            SEEBOARD Pension Investment
                 Plan Trustee Company Limited                         2     100              0            0          Trustee Company
            Seeboard Share Scheme Trustees Limited                    2     100              0            0          Trustee Company
            SEEBOARD Trading Limited                         10,000,002     100         23,230       23,230              Contracting


                                                             Number of
                                                              Common      % of       Issuer      Owner's
                                                              Shares     Voting       Book         Book
               Name of Company                                 Owned      Power     Value (1)    Value (1)       Business Type
                                                                                   (thousands)  (thousands)
------------------------------------------------------------------------------------------------------------------------------------

            Seepower Limited                                     10,000     100           (511)        (511)      Investment Company
              Meterpoint Limited                                 10,000     100              0            0            Meter Reading
              Power Asset Development
                      Company Limited                                50      50              0            0         Asset Management
              SEEBOARD Powerlink Limited                         10,000      80          3,049        2,439         Asset Management
            Selectricity Limited                                      2     100              0            0                  Dormant
            South Eastern Electricity Board Limited                   2     100              0            0                  Dormant
            South Eastern Electricity Limited                         2     100              0            0                  Dormant
            South Eastern Services Limited                            2     100              0            0                  Dormant
            South Eastern Utilities Limited                           2     100              0            0                  Dormant
            Southern Gas Limited                                500,000     100        (14,477)     (14,477)              Gas Supply
            Torch Natural Gas Limited                                 2     100              0            0                  Dormant
            UK Electricity Limited                                    2     100              0            0                  Dormant
            UK Light and Power Limited                                2     100              0            0                  Dormant

   CSW International Three, Inc. (CSWI3) (60)                     1,000     100         Note A       Note A       Investment Company
   CSW International (U.K), Inc.  (61)                          See (61) ee (61)        Note A       Note A                  Dormant
   Energia Internacional de CSW, S.A. de  C.V. (62)          64,164,706   99.99         Note A       Note A       Investment Company
    Aceltek, S. de R.L. de C.V.  (63)                           See (63)See (63)        Note A       Note A          Holding Company
      Enertek, S.A. de C.V.  (64)                            12,688,686   99.99         Note A       Note A   Mexican Cogen Facility
       Cinergy, S. de R.L. de C.V.  (65)                        See (65)See (65)        Note A       Note A          Service Company
       Servicios Corporativos Industriales del
                Noreste, S.A. de C.V.(SCIN)  (66)                 8,380   94.38         Note A       Note A          Service Company
       Servicios Industriales y Administrativos del
               Noreste, S. de R.L. de C.V.  (SIAN)  (67)        See (67)See (67)        Note A       Note A     Gas Pipeline Company


                                                             Number of
                                                              Common      % of       Issuer      Owner's
                                                              Shares     Voting       Book         Book
               Name of Company                                 Owned      Power     Value (1)    Value (1)       Business Type
                                                                                   (thousands)  (thousands)
------------------------------------------------------------------------------------------------------------------------------------

   CSW International, Inc. (Cayman)  (68)                         1,000     100         80,050       80,050 International Activities
    CSW Vale L.L.C.  (Cayman)  (69)                               1,000    99.9         92,729       92,636 International Activities
      Empresa de Electricidade Vale de
                   Paranapanema S.A.  (70)                   21,498,447   21.42         Note A       Note A    Brazilian Utility Co.
      CSW Power do Brasil Ltda.  (71)                           See (71)See (71)        Note A       Note A International Activities
   Latin American Energy Holdings, Inc. (72)                      1,000     100         Note A       Note A International Activities
   Chile Energy Holdings L.L.C.  (Cayman) (73)                    1,000      90         Note A       Note A International Activities
    Inversiones Sol Energia Chile Limitada (74)                 See (74)See (74)        Note A       Note A International Activities
    Sol Energia Holdings I, Limitada  (75)                      See (75)See (75)        Note A       Note A International Activities
      Sol Energia Holdings II, Limitada (76)                    See (76)See (76)        Note A       Note A International Activities
       Sol Energia, Limitada  (77)                              See (77)See (77)        Note A       Note A International Activities
   CSW International Energy Development Ltd. (78)               See (78)See (78)        Note A       Note A International Activities
    Tenaska CSW International Ltd.  (79)                        See (79)See (79)        Note A       Note A International Activities

 EnerShop Inc. (ENERSHOP)                                         1,000     100         (9,762)      (9,762)         Energy Services
    Envirotherm, Inc. (80)                                        1,500     100            323          323           Energy Service
                                                                                                                         Engineering

 CSW Energy Services, Inc. (ESI)  (81)                            1,000     100         (7,645)    (7,645)           Energy Services


Note  A:  Detailed  financial   information  for  certain  subsidiaries  of  CSW
   International, Inc. for the year ended December 31, 1998, has not been provided due to the extreme difficulty in obtaining such financial information and converting it to U.S. GAAP in a timely manner for this filing.

(1) Table reflects investment in common stock or other equity securities only. CSW has established a money pool to coordinate short-term borrowings for certain subsidiaries and also incurs borrowings outside the money pool for other subsidiaries through the issuance of its commercial paper as authorized by SEC Order. Money pool balances are reflected as advances to or from affiliates, which are included as cash and temporary cash investments and short-term debt, respectively, on the balance sheets of System companies.

(2) CSWC Southwest Holdings, Inc., a Delaware corporation, was organized on December 6, 1996 and holds 100% of the outstanding shares of CSWC TeleChoice Management, Inc. and 100% of CSWC TeleChoice, Inc. C3 Communications, Inc. holds 100% of the outstanding shares of CSWC Southwest Holdings, Inc.

(3) CSWC TeleChoice Management,  Inc., a Delaware corporation,  was organized on
    December  6,  1996.  CSWC  Southwest  Holdings,   Inc.  holds  100%  of  the
    outstanding shares of CSWC TeleChoice Management, Inc.

(4) CSWC TeleChoice, Inc., a Delaware corporation, was organized on December 6, 1996. CSWC Southwest Holdings, Inc. holds 100% of the outstanding shares of CSWC TeleChoice, Inc.

(5) CSW Energy, Inc., a Texas corporation, was orgainized on August 11, 1983, to pursue independent power projects within the United States. CSW holds 100% of the outstanding shares of CSW Energy, Inc.

(6) CSW Development - 1, Inc., a Delaware corporation, was organized on December 6, 1990. CSW Development - I, Inc. was set up to hold ownership interests in several different legal organizations. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Development - I, Inc.

(7) Polk Power GP II, Inc., a Delaware corporation, was organized on March 20, 1995 and holds 100% of the outstanding shares of Polk Power GP, Inc. CSW Development-I, Inc. holds 50% of the outstanding shares of Polk Power GP II, Inc.

(8) Polk Power GP, Inc., a Delaware corporation, was organized on September 18, 1991 and holds a 1% general partnership interest in Polk Power Partners, L.
    P. Polk Power GP II, Inc. holds 100% of the outstanding shares of Polk Power GP, Inc.

(9) Orange Cogeneration GP II, Inc., a Delaware corporation, was organized on March 16, 1995 and holds 100% of the outstanding shares of Orange Cogeneration G.P., Inc. CSW Development-I, Inc. holds 50% of the outstanding shares of Orange Cogeneration GP II, Inc.

(10)Orange Cogeneration GP, Inc., a Delaware corporation, was organized on February 5, 1993 and holds a 1% general partnership interest in Orange Cogeneration Limited Partnership. Orange Cogeneration GP II, Inc., holds 100% of the outstanding shares of Orange Cogeneration G.P., Inc.

(11)CSW Mulberry II, Inc., a Delaware corporation, was organized on March 21, 1995 and holds 100% of the outstanding shares of CSW Mulberry, Inc. CSW Development-I, Inc. holds 100% of the outstanding shares of CSW Mulberry II, Inc.

(12)CSW Mulberry, Inc., a Delaware corporation, was organized on February 3, 1994 and holds a 45.75% limited partnership interest in Polk Power Partners,
    L. P. CSW Mulberry II, Inc. holds 100% of the outstanding shares of CSW Mulberry, Inc.

(13)Polk Power Partners, L. P., a Delaware limited partnership, was organized on February 20, 1992 to own and operate the Mulberry cogeneration project. CSW Mulberry, Inc. holds a 45.75% limited partnership interest and Polk Power GP, Inc. holds a 1% general partnership interest in Polk Power
    Partners, L. P. Under the Limited Partnership Agreement for Polk Power Partners, L. P., Polk Power GP, Inc. generally has the power and authority to manage the affairs of Polk Power Partners, L. P. and CSW Mulberry, Inc. has such rights and powers as are customary for a limited partner, including but not limited to the right (in proportion to its interest) to consent to major transactions.

(14)Noah I Power GP, Inc., a Delaware corporation, was organized on May 14, 1991 and holds a 1% general partner interest in Noah I Power Partners, L. P. CSW Development-I, Inc. holds 100% of the outstanding shares of Noah I Power GP, Inc.

(15)Noah I Power Partners, L. P., a Delaware limited partnership, was organized on May 16, 1991 to own and/or operate cogeneration projects or interests therein. CSW Development-I, Inc. holds a 94.5% limited partnership interest and Noah I Power GP, Inc. holds a 1% general partnership interest in Noah I Power Partners, L. P. Under the Limited Partnership Agreement for Noah I
    Power Partners, L. P., Noah I Power GP, Inc. generally has the power and authority to manage the affairs of Noah I Power Partners, L. P., and CSW Development-I, Inc. has such rights and powers as are customary for a limited partner, including but not limited to the right (in proportion to its interest) to consent to certain major transactions.

(16)Brush Cogeneration Partners is a Delaware general partnership organized on November 1, 1991. Noah I Power Partners, L. P. holds a 50% general partnership interest in Brush Cogeneration Partners. Brush Cogeneration Partners was formed to invest in certain cogeneration projects, including the Brush II project authorized by SEC Order Rel. No. 35-25399. Brush Cogeneration Partners is managed by a management committee, with Noah I Power Partners, L. P. having the power and authority to manage the affairs of Brush Cogeneration Partners.

(17)CSW Orange II, Inc., a Delaware corporation, was organized on March 16, 1995 and holds 100% of the outstanding shares of CSW Orange, Inc. CSW Development-I, Inc. holds 100% of the outstanding shares of CSW Orange II, Inc.

(18)CSW Orange, Inc., a Delaware corporation, was organized on April 21, 1993 to be a limited partner in Orange Cogeneration Limited Partnership. CSW Orange, Inc. holds a 49.5% limited partnership interest in Orange Cogeneration Limited Partnership. CSW Orange II, Inc. holds 100% of the outstanding shares of CSW Orange, Inc.

(19)Orange Cogeneration Limited Partnership, a Delaware limited partnership, was organized on February 5, 1993 to own and operate the Orange Cogeneration project. CSW Orange, Inc. holds a 49.5% limited partnership interest and Orange Cogeneration G.P., Inc. holds a 1% general partnership interest in
    Orange Cogeneration Limited Partnership. Under the Limited Partnership Agreement for Orange Cogeneration Limited Partnership, Orange Cogeneration G.P., Inc. generally has the power and authority to manage the affairs of Orange Cogeneration Limited Partnership and CSW Orange, Inc. has such rights and powers as are customary for a limited partner, including but not limited to the right (in proportion to its interest) to consent to major transactions.

(20)Orange Cogen Funding Corp., a Delaware corporation, was organized on December 23, 1996 to raise funds from the sale of bonds and loan the proceeds to the Orange Cogeneration Limited Partnership while obtaining liens on the partnership assets for the benefit of the bond Trustee. Orange Cogeneration Limited Partnership holds 100% of the outstanding shares of Orange Cogen Funding Corp.

(21)CSW Development - II, Inc., a Delaware corporation, was organized on June 11, 1992. There were no assets or activity for CSW Development - II, Inc. in 1998. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Development - II, Inc.

(22)CSW Ft. Lupton, Inc., a Delaware corporation, was organized on April 1, 1993. CSW Ft. Lupton, Inc. holds a 1% general partnership interest and a 49% limited partnership interest in Thermo Cogeneration Partnership, L.P. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Ft. Lupton, Inc.
(23)Thermo Cogeneration Partnership, L.P., a Delaware limited partnership, was organized April 7, 1993 to own and operate the Ft. Lupton cogeneration project. CSW Ft. Lupton, Inc. holds a 49% limited partnership interest and a 1% general partnership interest.

(24)Newgulf Power Venture, Inc., a Delaware corporation, was organized on October 13, 1994 to own the Texas Gulf project. Newgulf Power Venture, Inc. holds 100% of the Texas Gulf project. CSW Energy, Inc. holds 100% of the outstanding shares of Newgulf Power Venture, Inc.

(25)CSW Sweeny GP I, Inc., a Delaware corporation, was organized on September 6, 1995 to hold a 100% interest in CSW Sweeny GP II, Inc. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Sweeny GP I, Inc.

(26)CSW Sweeny GP II, Inc., a Delaware corporation, was organized on September 6, 1995 and holds a 1% general partnership interest in Sweeny Cogeneration Limited Partnership. CSW Sweeny GP I, Inc. holds 100% of the outstanding shares of CSW Sweeny GP II, Inc.

(27)CSW Sweeny LP I, Inc., a Delaware corporation, was organized on September 6, 1995 and holds 100% of the outstanding stock of CSW Sweeny LP II, Inc. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Sweeny LP I, Inc.

(28)CSW Sweeny LP II, Inc., a Delaware corporation, was organized on September 6, 1995 and holds a 49% limited partnership interest in Sweeny Cogeneration Limited Partnership. CSW Sweeny LP I, Inc. holds 100% of the outstanding shares of CSW Sweeny LP II, Inc.

(29)Sweeny Cogeneration Limited Partnership, a Delaware limited partnership, was organized on September 15, 1995 to own and construct the Sweeny project. CSW Sweeny LP II, Inc. holds a 49% limited partnership interest and CSW Sweeny GP II, Inc. holds a 1% general partnership interest in Sweeny Cogeneration Limited Partnership.

(30)CSW Development-3, Inc., a Delaware corporation, was organized on October 25, 1995. There were no assets or activity for CSW Development-3, Inc., during 1998. On December 15, 1995, CSW Development-3, Inc. was granted EWG status. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Development-3, Inc.

(31)CSW Northwest GP, Inc., a Delaware corporation, was organized on June 29, 1995. There were no assets or activity for CSW Northwest GP, Inc. in 1998. On October 3, 1996, CSW Northwest GP, Inc. was granted EWG status. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Northwest GP, Inc.

(32)CSW Northwest LP, Inc., a Delaware corporation, was organized on June 29, 1995. There were no assets or activity for CSW Northwest LP, Inc. in 1998. On October 3, 1995, CSW Northwest LP, Inc. was granted EWG status. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Northwest LP, Inc.

(33)CSW Power Marketing, Inc., a Delaware corporation, was organized on March 8, 1996. On May 1, 1996 CSW Power Marketing, Inc. was granted EWG status. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Power Marketing, Inc.

(34)CSW Nevada, Inc., a Delaware corporation, was organized on June 29, 1993. There were no assets or activity for CSW Nevada, Inc. in 1998. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Nevada, Inc.

(35)CSW Services International, Inc. , a Delaware corporation, was organized on March 19,1997. CSW Services International, Inc. provides non-regulated services to power producers. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Services, International, Inc.

(36)Diversified Energy Contractors Company, LLC, a Delaware limited liability company, was organized on July 3, 1997. CSW Energy, Inc. holds a 90% interest and is the managing member of Diversified Energy Contractors Company, LLC.

(37)DECCO II LLC, a Delaware limited liability company, was organized on August 8, 1997. Diversified Energy Contractors Company, LLC holds 100% of the outstanding shares of DECCO II LLC.

(38)Diversified Energy Contractors, L.P., a Delaware limited partnership, was organized on August 8, 1997. Diversified Energy Contractors Company, LLC holds a 1% general partnership interest and a 98.00% limited partnership interest and DECCO II LLC holds a 1% limited partnership interest in Diversified Energy Contractors, L.P.

(39)Industry and Energy Associates LLC, a Delaware limited liability company, was organized on May 26, 1998. Diversified Energy Contractors Company, LLC holds 100% of the membership interests of Industry and Energy Associates, LLC.

(40)CSW Frontera GP I, Inc., a Delaware corporation, was organized on January 15, 1998, and holds a 100% interest in CSW Frontera GP II, Inc. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Frontera GP I, Inc. There were no assets or activity for the company in 1998.

(41)CSW Frontera GP II, Inc., a Delaware corporation, was organized on January 15, 1998, and holds a 1% general partnership interest in Frontera Generation Limited Partnership. CSW Frontera GP I, Inc. holds 100% of the outstanding shares of CSW Frontera GP II, Inc.

(42)CSW Frontera LP I, Inc., a Delaware corporation, was organized on January 15, 1998, and holds a 100% interest in CSW Frontera LP II, Inc. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Frontera LP I, Inc.

(43)CSW Frontera LP II, Inc., a Delaware corporation, was organized on January 15, 1998, and holds a 99% limited partnership interest in Frontera General Limited Partnership. CSW Frontera LP I, Inc. holds 100% of the outstanding shares of CSW Frontera LP II, Inc.

(44)Frontera Generation Limited Partnership, a Delaware corporation, was organized on January 16, 1998, to own the Frontera Project. CSW Frontera LP II, Inc. holds a 99% limited partnership interest and CSW Frontera GP II, Inc. holds a 1% general partnership interest.

(45)CSW Eastex GP I, Inc., a Delaware corporation, was organized on September 4, 1998, and holds a 100% interest in CSW Eastex GP II, Inc. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Eastex GP I, Inc. There were no assets or activity for the company in 1998.

(46)CSW Eastex GP II, Inc., a Delaware corporation, was organized on September 4, 1998, and holds a 1% general partnership interest in Eastex Cogeneration Limited Partnership. CSW Eastex GP I, Inc. holds 100% of the outstanding shares of CSW Eastex GP II, Inc. There were no assets or activity for the company in 1998.

(47)CSW Eastex LP I, Inc., a Delaware corporation, was organized on September 4, 1998, and holds a 100% interest in CSW Eastex LP II, Inc. CSW Energy, Inc. holds 100% of the outstanding shares of CSW Eastex LP I, Inc. There were no assets or activity for the company in 1998.

(48)CSW Eastex LP II, Inc., a Delaware corporation, was organized on September 4, 1998, and holds a 99% general partnership interest in Eastex Cogeneration Limited Partnership. CSW Eastex LP I, Inc. holds 100% of the outstanding shares of CSW Eastex LP II, Inc. There were no assets or activity for the company in 1998.

(49)Eastex Cogeneration Limited Partnership, a Delaware limited partnership, was organized on September 9, 1998, to own the Eastex Project. CSW Eastex LP II, Inc. holds a 99% limited partnership interest and CSW Eastex GP II, Inc. holds a 1% general partnership interest in Eastex Cogneration Limited Partnership. There were no assets or activity for the company in 1998.

(50)Southwestern Electric Wholesale Company, a Delaware corporation, was organized on April 13, 1998. There were no assets or activity for Southwestern Electric Wholesale Company in 1998. CSW Energy, Inc. holds 100 % of the outstanding shares of Southwestern Electric Wholesale Company.

(51)CSW International, Inc., a Delaware corporation, was organized on November 9, 1994. CSW International, Inc., was organized to pursue power generation, transmission, and distribution projects outside of the United States. CSW holds 100% of the outstanding shares of CSW International, Inc.

(52)CSW International Two, Inc., a Delaware corporation, was organized on November 2, 1995, and holds a 100% ownership interest in CSW UK Holdings. CSW International, Inc. holds 100% of the outstanding shares of CSW International Two, Inc.

(53)CSW UK Holdings, a private unlimited company with its registered office situated in the United Kingdom, was incorporated on December 30, 1998. On January 5, 1999, it became the ultimate UK holding company. CSW UK Finance Company shares held by CSW International Two, Inc. were transferred to CSW UK Holdings in exchange for the issue of shares in CSW UK Holdings.

(54)On January 5, 1999, ownership of CSWI Europe Limited and South Coast Power Limited was transferred from CSW UK Finance Company to CSW UK Holdings.

(55)South Coast Power Limited, a company incorporated in England on August 17, 1990, owns the South Coast Power Project. CSWI Europe Limited holds a 50% ownership interest in South Coast Power Limited.

(56)CSW UK Finance Company, a private unlimited company having share capital, with its registered office situated in the United Kingdom, was incorporated on December 17, 1996. As of December 31, 1998, CSW UK Finance Company held 93% of CSW Investments. CSW International Two, Inc. holds a 90% interest and CSW International Three holds a 10% interest in CSW UK Finance Company.

(57)CSW Investments, a private unlimited company having share capital, was formed on November 3, 1995, and holds 100% of SEEBOARD Group plc. CSW Investments, a UK organized entity, was formed to carry on business as a holding and investment company. As of December 31, 1998, CSW UK Finance Company held a 93% interest and CSW International Three, Inc.
    held a 7% interest in CSW Investments.

(58)SEEBOARD Group plc, a public company limited by shares, was incorporated on April 18, 1996, with its registered office situated in the United Kingdom. SEEBOARD Group plc owns 100% of SEEBOARD plc, a UK utility company. CSW Investments holds 100% of the shares of SEEBOARD Group plc.

(59)SEEBOARD plc, which is registered in Crawley, West Sussex, England, is a public company limited by shares and came into existence as a result of the restructuring and subsequent privatization of the United Kingdom electricity industry in 1990. SEEBOARD plc's primary regulated businesses are the distribution and supply of electricity within its southeast England service area. SEEBOARD plc is also involved in other activities, including electrical contracting. SEEBOARD Group plc holds 100% of the shares of SEEBOARD plc.

(60)CSW International Three, Inc., a Delaware corporation, was formed on November 3, 1995 and holds a 10% ownership interest in CSW UK Finance Company and a 7% ownership interest in CSW Investments. CSW International, Inc. holds 100% of the shares of CSW International Three, Inc.

(61)CSW International (U.K.), Inc., a Delaware corporation, was formed on September 14, 1995. CSW International, Inc. holds 100% of the outstanding shares of CSW International (U.K.), Inc.

(62)Energia Internacional de CSW, S.A. de C.V., a Mexican variable capital corporation, was organized on April 10, 1996 to acquire or participate in the capital stock or patrimony of other civil or commercial operations. CSW International, Inc. holds 99.99% of the outstanding shares of Energia Internacional de CSW, S.A. de C.V.

(63)Aceltek, S. de R.L. de C.V., a Mexican limited liability partnership, was organized in 1995 to act as a holding company for partnership interests. Energia Internacional de CSW, S.A. de C.V. owns 49.99% of Aceltek, S. de R.L. de C.V.

(64)Enertek, S.A. de C.V. , a Mexican variable capital corporation, was organized in 1995. Aceltek, S. de R.L. de C.V. owns 99.89% of Enertek, S.A. de C.V. with Energia Internacional de CSW, S.A. de C.V. holding an additional 0.06% direct interest in Enertek, S.A. de C.V.

(65)Cinergy, S. de R.L. de C.V., a Mexican limited liability partnership, was organized to act as a service company. Enertek, S.A. de C.V. owns 99.99% of Cinergy, S. de R.L. de C.V.

(66)Servicios Corporativos Industriales del Noreste, S.A. de C.V., a Mexican variable capital corporation, was organized to act as a service company. Enertek, S.A. de C.V. owns 94.38% of Servicios Corporativos Industriales del Noreste, S.A. de C.V., with Aceltek, S. de R.L. de C.V. holding an additional small direct interest in Servicios Corporativos Industriales del Noreste, S.A. de C.V.

(67)Servicios Industriales y Administrativos del Noreste, S. de R.L. de C.V., a Mexican limited liability partnership, was organized to own and operate a gas pipeline. Enertek, S.A. de C.V. owns 51.12% of Servicios Industriales y Administrativos del Noreste, S.
    de R.L. de C.V.

(68)CSW International, Inc. (Cayman), a Cayman Islands exempted company, was duly organized under the laws of the Cayman Islands on July 7, 1995. CSW
    International, Inc. holds 100% of the outstanding shares of CSW International, Inc. (Cayman).

(69)CSW Vale L.L.C., a Cayman Islands exempted company, was duly organized under the laws of the Cayman Islands on October 21, 1996. CSW International, Inc. (Cayman) holds approximately 99% of the outstanding shares of CSW Vale L.L.C., with CSW International, Inc. holding the remaining 1%.

(70)Empresa de Eletricidade Vale Paranapanema S.A. is a Brazilian distribution utility company. CSW Vale L.L.C. holds 21.42% of the outstanding shares of Vale's common stock and 100% of Vale's Series "B" preferred stock.

(71)CSW Power do Brasil Ltda., a Brazilian limited liability company, was organized on July 22, 1997. CSW Vale L.L.C. holds approximately 99.9% of CSW Power do Brazil Ltda. with CSW International, Inc. (Cayman) holding the remaining 0.1%.

(72)Latin American Energy Holdings, Inc., a Delaware corporation, was organized on August 22, 1997. Latin American Energy Holdings, Inc. holds a 10% interest in Chile Energy Holdings L.L.C. and an insignificant interest in several Chiliean companies. CSW International, Inc. holds 100% of all outstanding shares of Latin American Energy Holdings, Inc.

(73)Chile Energy Holdings L.L.C., a Cayman Islands exempted company, was organized on August 22, 1997. CSW International, Inc. holds 90% of all outstanding shares of Chile Energy Holdings L.L.C. and Latin American Energy Holdings, Inc. holds the remaining 10%.

(74)Inversiones Sol Energia Chile Limitada, a Chile exempted company, was organized on December 9, 1998. Chile Energy Holdings L.L.C. holds 99.99% of all outstanding shares of Inversiones Sol Energia Chile Limitada and Latin American Energy Holdings, Inc. holds the remaining 0.01%.

(75)Sol Energia Holdings I, Limitada, a Chile exempted company, was organized on August 29, 1997. Sol Energia Holdings I, Limitada holds 99.99% of all outstanding shares of Sol Energia II Limitada. Chile Energy Holdings L.L.C. holds 99.99% of all outstanding shares of Sol Energia Holdings I, Limitada and Latin American Energy Holdings, Inc. holds the remaining 0.01%.

(76)Sol Energia Holdings II, Limitada, a Chile exempted company, was organized on September 23, 1997. Sol Energia Holdings II, Limitada holds 99.99% of Sol Energia, Limitada. Sol Energia Holdings I, Limitada holds 99.99% of all outstanding shares of Sol Energia Holdings II, Limitada and Latin American Energy Holdings, Inc. holds the remaining 0.01%.

(77)Sol Energia, Limitada, a Chile exempted company, was organized on October 8, 1997. Sol Energia, Limitada owns approximately 4.9% of a public Chilean energy company. Sol Energia Holdings II, Limitada holds 99.99% of all outstanding shares of Sol Energia, Limitada and Latin American Energy Holdings, Inc. holds the remaining 0.01%.

(78)CSW International Energy Development Ltd., a private company limited by shares, was incorporated on April 3, 1997 with its registered office situated in Port Louis, Mauritius. CSW International, Inc. holds 100% of all outstanding shares of CSW International Energy Development Ltd.

(79)Tenaska CSW International Ltd., a private company limited by shares, was incorporated on April 3, 1997 with its registered office situated in Port Louis , Mauritius. CSW International Energy Development Ltd. holds 50% of the outstanding shares of Tenaska CSW International Ltd.

(80)Envirotherm, Inc., a Texas Corporation, was organized in 1982 to provide engineering and consulting services. Enershop purchased 100% of the outstanding shares of Envirotherm in September, 1997. There are no assets or activities for Envirotherm in 1998.

(81)CSW Energy Services, Inc. (ESI), a Delaware Corporation, was organized on September 24, 1997. ESI seeks to secure electricity supply business in states which soon will permit retail competition. CSW Corporation owns 100% of the outstanding shares of ESI.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS.

During 1998, all acquisitions or sales of utility assets were reported in a certificate filed pursuant to Rule 24.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

During 1998 all System securities issued, sold, pledged, guaranteed or assumed by any System company, were reported in a certificate filed pursuant to Rule 24.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES.

The following System securities were acquired, redeemed or retired by System companies during 1998.

                                         Extinguished (E)     Commission
                                           or Held for      Authorization
    Name of Issuer and     Consideration     Further              or
      Title of Issue        (thousands)   Disposition(D)      Exemption
-----------------------------------------------------------------------------
CPL
First Mortgage Bonds
    Series J, 6 5/8%, due 1998   $28,000        E              Rule 42

First Mortgage Bonds
     Series L, 7.0%, due 2001     36,000        E              Rule 42

PSO
First Mortgage Bonds
    Series K, 7 1/4%, due 1999    25,000        E              Rule 42

First Mortgage Bonds
    Series L, 7 3/8%, due 2002    30,231        E              Rule 42

SWEPCO
First Mortgage Bonds
   Series 1976A, 6.2%, due 2006      145        E              Rule 42

Preferred Stock
   6.95% Subject to mandatory     27,988        E              Rule 42
   redemption

WTU
Preferred Stock
   4.40%                               2        E              Rule 42

ITEM 5.  INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES.

(1). Aggregate number of investments in persons operating in the retail service areas.

                                                         Carrying
                General Description of     Aggregate      Value
                         Type
                 of "Persons Included"       Number     (thousands)
-------------------------------------------------------------------

     NONE


(2).  For securities not included in (1) above, provide the following:

                                                              % of        Owners
                                Description      Number      Voting     Book Value
    Name of Issuer              of Security     of Shares     Power    (thousands)     Nature of Issuer's Business
---------------------------------------------------------------------------------------------------------------------

PSO

The RIKA Companies
    RIKA Management Company,     Membership                                            The RIKA Companies are
    L.L.C.                         Units               50       4%        $2,033       engaged in the development
                                                                                       and commercialization of
   Universal Power               Membership                                            computer automation
      Products                     Units               48       4%            $0       technology for the
      Company,  L.L.C.                                                                 electric power industry.

   Automated Substation          Membership
       Development Co., L.L.C.     Units               71       4%            $0

   RC Training, L.L.C.           Membership
                                   Units               48       4%            $0


Nuvest, L.L.C.                   Membership                                            Nuvest L.L.C. provides
                                   Units              700     4.9%        $1,462       staffing services for
                                                                                       electric utility power plants.

(2).  For securities not included in (1) above, provide the following:


                                                              % of        Owners
                                Description      Number      Voting     Book Value
    Name of Issuer              of Security     of Shares     Power    (thousands)     Nature of Issuer's Business
---------------------------------------------------------------------------------------------------------------------

PSO (continued)

Scientech, Inc.                  Class A,                                              Services, systems, and
                                  voting           70,000     3.5%        $5,996       instruments, which describe,
                               common stock                                            regulate, monitor, and
                                 Class B,                                              enhance the safety and
                                non-voting                                             reliability of
                               common stock       642,000      N/A            $0       electric utility power
                                                                                       plant operations and
                                                                                       and their environmental
                                                                                       Impacts.

Powerware Solutions, Inc.       Preferred                                              Municiple water,
                                Series A,          18,333      4.0%       $1,172       electric optimization
                                  voting                                               software company.

                                Nonvoting         168,214       N/A           $0

Utility Data Resources, Inc.   Convertible                                             Provides utility
                                Preferred                                              outsourcing of large
                                  Stock             7,500       N/A       $2,301       customer time
                                nonvoting                                              differentiated meter reading
                                                                                       and billing.
                              Common Stock
                                 voting            17,500       4.5%          $0

                               Nonvoting          252,500        N/A          $0

AEMT, Inc.                     Preferred                                               Manufactures and sells
                              Stock Series                                             residential surge
                                   1,                                                  protectors and power
                                Class A           250,000        N/A        $285       quality devices for
                               nonvoting                                               industrial customers.


(2).  For securities not included in (1) above, provide the following:


                                                              % of        Owners
                                Description      Number      Voting     Book Value
    Name of Issuer              of Security     of Shares     Power    (thousands)     Nature of Issuer's Business
---------------------------------------------------------------------------------------------------------------------

PSO (continued)

AEMT, Inc.                       Preferred                                             Manufactures and sells
                                Stock Series                                           residential surge
                                     1                                                 protectors and power
                                  Class B         781,250     N/A         $1,429       quality devices for
                                 nonvoting                                             industrial customers.

SEEBOARD plc
`
Electricity Pensions            Common Stock       20,000    4.9%        $33,200        Trustee Company.
Trustee Limited

ESN Holdings Limited            Common Stock          104    4.9%           $173        Trustee Company.

                                Preference
                                  Shares           50,000     N/A        $83,000

EA Technology Limited           Preference
                                  Shares          362,500     N/A       $601,750        Research.

UK Data Collection              Common Stock      155,000    8.4%           $255        Data collection services.
Services Limited

COMM

Infinitec Communications         Conv. Pref.      420,001     N/A       $500,000        Local telecommunication
                                  Series A                                              services.

Infinitec Communications         Conv. Pref.      714,286     N/A       $850,000        Local telecommunication
                                  Series B                                              services.


ITEM 6.  OFFICERS AND DIRECTORS - PART I.

The positions of officers and directors of all System companies as of December 31, 1998 were as follows.

NAME AND ADDRESS                                              POSITION


CENTRAL AND SOUTH WEST CORPORATION

Molly Shi Boren                     Norman, OK                    D
E. R. Brooks                        Dallas, TX                D,CM,&CEO
Donald M. Carlton                   Austin, TX                    D
Lawrence B. Connors                 Dallas, TX                    C
T. J. Ellis                         Crawley, West Sussex, UK      D
Glenn Files                         Dallas, TX                   SVP
Joe H. Foy                          Kerrville, TX                 D
T. M. Hagan                         Dallas, TX                   SVP
Wendy G. Hargus                     Dallas, TX                    T
William R. Howell                   Dallas, TX                    D
Robert W. Lawless                   Tulsa, OK                     D
Venita McCellon-Allen               Dallas, TX                 SVP&AS
Stephen J. McDonnell                Dallas, TX                   VP
Ferd. C. Meyer, Jr.                 Dallas, TX                 SVP&GC
James L. Powell                     Fort McKavett, TX             D
Kenneth C. Raney, Jr.               Dallas, TX                VP,AGC&S
Glenn D. Rosilier                   Dallas, TX                 EVP&CFO
Richard L. Sandor                   Chicago, IL                   D
Thomas V. Shockley, III             Dallas, TX                D,P,&COO
Michael D. Smith                    Dallas, TX                   VP


CENTRAL POWER AND LIGHT COMPANY

John F. Brimberry                   Victoria, TX                  D
E. R. Brooks                        Dallas, TX                    D
Alice G. Crisp                      Corpus Christi, TX           AS
R. Russell Davis                    Tulsa, OK                     C
Glenn Files                         Dallas, TX                    D
Ruben M. Garcia                     Laredo, TX                    D
Wendy G. Hargus                     Dallas, TX                    T
Alphonso R. Jackson                 Dallas, TX                    D
Nancy C. Johnson                    Corpus Christi, TX           AS
Robert A. McAllen                   Weslaco, TX                   D
Pete J. Morales, Jr.                Devine, TX                    D
H. Lee Richards                     Harlingen, TX                 D
J. Gonzalo Sandoval                 Corpus Christi, TX         D&GM&P
Brenda J. Snider                    Corpus Christi, TX            S
Jana P. Soward                      Tulsa, OK                    AT
Gerald E. Vaughn                    Corpus Christi, TX            D

NAME AND ADDRESS                                              POSITION


PUBLIC SERVICE COMPANY OF OKLAHOMA

E. R. Brooks                        Dallas, TX                    D
Billye R. Beach                     Tulsa, OK                    AS
T. D. Churchwell                    Tulsa, OK                    D&P
Harry A. Clarke                     Afton, OK                     D
R. Russell Davis                    Tulsa, OK                     C
Glenn Files                         Dallas, TX                    D
Wendy G. Hargus                     Dallas, TX                    T
Lina P. Holm                        Tulsa, OK                     S
Paul K. Lackey, Jr.                 Oklahoma City, OK             D
Paula Marshall-Chapman              Tulsa, OK                     D
William R. McKamey                  Tulsa, OK                   D&GM
Jana P. Soward                      Tulsa, OK                    AT
Robert B. Taylor, Jr.               Okmulgee, OK                  D
Louise Winsworth                    Tulsa, OK                    SA


ASH CREEK MINING COMPANY

T. D. Churchwell                    Tulsa, OK                     D
Kit Hill                            Tulsa, OK                    S&T
Lina P. Holm                        Tulsa, OK                   AS&AT
William R. McKamey                  Tulsa, OK                     D
E. Michael Williams                 Tulsa, OK                    P&D
Lori A. Wright                      Tulsa, OK                   CMPT
Robert L. Zemanek                   Tulsa, OK                 D,CM&CEO
Waldo J. Zerger, Jr.                Tulsa, OK                     D


SOUTHWESTERN ELECTRIC POWER COMPANY

Karen C. Adams                      Shreveport, LA              D&GM
E. R. Brooks                        Dallas, TX                    D
Judith W. Culver                    Shreveport, LA               AS
R. Russell Davis                    Tulsa, OK                     C
James E. Davison                    Ruston, LA                    D
Glenn Files                         Dallas, TX                    D
Wendy G. Hargus                     Dallas, TX                    T
Dr. Fredrick E. Joyce               Texarkana, TX                 D
Marilyn S. Kirkland                 Shreveport, LA                S
John M. Lewis                       Fayetteville, AR              D
Michael H. Madison                  Shreveport, LA               D&P
William C. Peatross                 Shreveport, LA                D
Maxine P. Sarpy                     Shreveport, LA                D
Jana P. Soward                      Tulsa, OK                    AT

NAME AND ADDRESS                                              POSITION


THE ARKLAHOMA CORPORATION

John W. Harbour, Jr.                Oklahoma City, OK            D&P
E. Bennie Daigle, Jr.               New Orleans, LA             D&VP
Preston Kissman                     Tulsa, OK                     D
D. J. Rich                          Oklahoma City, OK           D,S&T


SOUTHWEST ARKANSAS UTILITIES COMPANY

Charles E. Clinehens, Jr.           Fayetteville, AR            D,S&T
Thomas H. DeWeese                   Fayetteville, AR             D&P
Elizabeth D. Stephens               Longview, TX                D&VP


WEST TEXAS UTILITIES COMPANY

Jeff C. Broad                       Abilene, TX                  AS
E. R. Brooks                        Dallas, TX                    D
Paul J. Brower                      Abilene, TX                D&GM&P
R. Russell Davis                    Tulsa, OK                     C
Glenn Files                         Dallas, TX                    D
Wendy G. Hargus                     Dallas, TX                    T
Alphonso Jackson                    Dallas, TX                    D
Tommy Morris                        Abilene, TX                   D
Martha Murray                       Abilene, TX                   S
Dian G. Owen                        Abilene, TX                   D
James M. Parker                     Abilene, TX                   D
Jana P. Soward                      Tulsa, OK                    AT
F. L. Stephens                      San Angelo, TX                D

NAME AND ADDRESS                                              POSITION


CENTRAL AND SOUTH WEST SERVICES, INC.

Richard H. Bremer (1)               Dallas, TX                    P
E. R. Brooks                        Dallas, TX                D,CH&CEO
T. D. Churchwell                    Tulsa, OK                     D
R. Russell Davis                    Tulsa, OK                     C
Terry D. Dennis                     Dallas, TX                    D
Leslie E. Dillahunty                Dallas, TX                   VP
M. Bruce Evans                      Dallas, TX                   VP
Glenn Files                         Dallas, TX                    D
A. Dean Fuller                      Dallas, TX                   VP
T. M. Hagan                         Dallas, TX                  D&SVP
Wendy G. Hargus                     Dallas, TX                    T
Lana Hillebrand                     Dallas, TX                   VP
Preston Kissman                     Tulsa, OK                    VP
Alphonso Jackson                    Dallas, TX                   D,P
Michael D. Madison                  Shreveport, LA                D
Mark Menezes                        Washington, DC               VP
Venita McCellon-Allen               Dallas, TX                D,SVP&AS
Ferd. C. Meyer, Jr.                 Dallas, TX                    D
Kenneth C. Raney, Jr.               Dallas, TX                    S
Mark Roberson                       Dallas, TX                   VP
Glenn D. Rosilier                   Dallas, TX                    D
Thomas V. Shockley, III             Dallas, TX                    D
Jana P. Soward                      Tulsa, OK                    AT
Gerald E. Vaughn                    Corpus Christi, TX           VP
Richard P. Verret (2)               Dallas, TX                    P
E. Michael Williams                 Dallas, TX                   VP
Lori A. Wright                      Tulsa, OK                    AC
Waldo Zerger                        Tulsa, OK                    VP
Robert L. Zemanek (3)               Dallas, TX                    P

(1) Mr. Bremer was President of Central and South West Services, Inc. -- Energy Services until he resigned in 1999.
(2) Mr. Verret is President of Central and South West Services, Inc. -- Production.
(3) Mr. Zemanek is President of Central and South West Services, Inc. --
    Energy Delivery.

NAME AND ADDRESS                                              POSITION


CSW LEASING, INC.

E. R. Brooks                        Dallas, TX                  D&CH
Kenneth I. Brown                    New York, NY                 SVP
Lawrence B. Connors                 Dallas, TX                    C
Glenn Files                         Dallas, TX                   VP
Marla Fernadez                      New York, NY                 AC
Ira Finkelson                       New York, NY                 AS
Wendy G. Hargus                     Dallas, TX                    T
C. Jeffrey Knittle                  New York, NY                 SVP
Ferd. C. Meyer, Jr.                 Dallas, TX                  D,VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Glenn D. Rosilier                   Dallas, TX                   D&P
Leo Sheer                           New York, NY                 AS
Thomas V. Shockley, III             Dallas, TX                  D,VP
Jean B. Stein                       New York, NY                 SVP
Nikita Zdanow                       New York, NY                  D


CSW CREDIT, INC.

E. R. Brooks                        Dallas, TX                  D&CH
Lawrence B. Connors                 Dallas, TX                    C
Glenn Files                         Dallas, TX                    D
T. M. Hagan                         Dallas, TX                    D
Wendy G. Hargus                     Dallas, TX                   VP
Venita McCellon-Allen               Dallas, TX                  D&AS
Larry McDowell                      Dallas, TX                    D
Ferd. C. Meyer, Jr.                 Dallas, TX                    D
Stacy Newman Corrie                 Dallas, TX                    T
Kenneth C. Raney, Jr.               Dallas, TX                    S
Glenn D. Rosilier                   Dallas, TX                   D&P
Thomas V. Shockley, III             Dallas, TX                    D
Jana P. Soward                      Dallas, TX                   AT

NAME AND ADDRESS                                              POSITION


C3 COMMUNICATIONS, INC.

Michael L. Babin                    Austin, TX                  VP&MD
Richard H. Bremer (1)               Dallas, TX                   D&P
E. R. Brooks                        Dallas, TX                    D
Lawrence B. Connors                 Dallas, TX                    C
Glenn Files                         Dallas, TX                    D
Grace Greenwell                     Austin, TX                   AS
T. M. Hagan                         Dallas, TX                    D
Wendy G. Hargus                     Dallas, TX                    T
Jim Heisey                          Austin, TX                  VP&GM
Venita McCellon-Allen               Dallas, TX                    D
Ferd. C. Meyer, Jr.                 Dallas, TX                    D
Kenneth C. Raney, Jr.               Dallas, TX                    S
Glenn D. Rosilier                   Dallas, TX                    D
Thomas V. Shockley, III             Dallas, TX                    D
Jana P. Soward                      Tulsa, OK                    AT

(1) Mr. Bremer resigned his position as Director and President in 1999.


CSWC SOUTHWEST HOLDINGS, INC.

Richard H. Bremer (2)               Dallas, TX                    P
Michael L. Babin                    Austin, TX                   VP
Sam Barrett                         Austin, TX                   VP
Wendy G. Hargus                     Dallas, TX                    T
Jana P. Soward                      Tulsa, OK                    AT
Grace Greenwell                     Austin, TX                    S

(2) Mr. Bremer resigned his position as President in 1999.


CSWC TELECHOICE MANAGEMENT, INC.

Richard H. Bremer (3)               Dallas, TX                    P
Michael L. Babin                    Austin, TX                   VP
Sam Barrett                         Austin, TX                   VP
Wendy G. Hargus                     Dallas, TX                    T
Jana P. Soward                      Tulsa, OK                    AT
Grace Greenwell                     Austin, TX                    S

(3) Mr. Bremer resigned his position as President in 1999.

NAME AND ADDRESS                                              POSITION


CSWC TELECHOICE, INC.

Richard H. Bremer (1)               Dallas, TX                    P
Michael L. Babin                    Austin, TX                   VP
Sam Barrett                         Austin, TX                   VP
Wendy G. Hargus                     Dallas, TX                    T
Jana P. Soward                      Tulsa, OK                    AT
Grace Greenwell                     Austin, TX                    S

(1) Mr. Bremer resigned his position as President in 1999.


CSW ENERGY, INC.

Lee D. Atkins                       Dallas, TX                   VP
Sandra S. Bennett                   Dallas, TX                    C
E. R. Brooks                        Dallas, TX                  D&CM
Stacy Newman Corrie                 Dallas, TX                   AT
Terry D. Dennis                     Dallas, TX                 D,P&CEO
Glenn Files                         Dallas, TX                    D
Paul E. Graf                        Dallas, TX                   VP
T. M. Hagan                         Dallas, TX                    D
Wendy G. Hargus                     Dallas, TX                    T
Venita McCellon-Allen               Dallas, TX                    D
Ferd. C. Meyer, Jr.                 Dallas, TX                    D
Michael T. Moran                    Dallas, TX                   VP
F. W. Nickerson                     Dallas, TX                   VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Glenn D. Rosilier                   Dallas, TX                    D
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&VCM
Stephen D. Wise                     Dallas, TX                   AT


CSW DEVELOPMENT-I, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                D,P&CEO
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Eddie D. Peebles (2)                Dallas, TX                    C
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&CM

(2) Mr. Peebles resigned as Controller in 1999.

NAME AND ADDRESS                                              POSITION


POLK POWER GP II, INC.

Lee D. Atkins                       Dallas, TX                    D
J.R. Cunningham                     Dallas, TX                  D&CEO
B. J. Curatola                      Houston, TX                   D
T. M. Milne                         Lakeland, FL                 CFO
Michael T. Moran                    Dallas, TX                   D&P
Philip T. Schnorbach                Dallas, TX                    S
D.L. Siddall                        Houston, TX                  AS
A. Wade Smith                       Lakeland, FL                 GM


POLK POWER GP, INC.

Lee D. Atkins                       Dallas, TX                    D
J.R. Cunningham                     Dallas, TX                  D&CEO
B. J. Curatola                      Houston, TX                   D
T. M. Milne                         Lakeland, FL                 CFO
Michael T. Moran                    Dallas, TX                   D&P
Philip T. Schnorbach                Dallas, TX                    S
D.L. Siddall                        Houston, TX                  AS
A. Wade Smith                       Lakeland, FL                 GM


ORANGE COGENERATION GP II, INC.

Lee D. Atkins                       Dallas, TX                    D
J.R. Cunningham                     Dallas, TX                   D&P
B. J. Curatola                      Houston, TX                   D
T. M. Milne                         Lakeland, FL                 CFO
Michael T. Moran                    Dallas, TX                  D&CEO
Philip T. Schnorbach                Dallas, TX                   AS
D.L. Siddall                        Houston, TX                   S
A. Wade Smith                       Lakeland, FL                 GM


ORANGE COGENERATION G.P., INC.

Lee D. Atkins                      Dallas, TX                    D
J.R. Cunningham                    Dallas, TX                   D&P
B. J. Curatola                     Houston, TX                   D
T. M. Milne                        Lakeland, FL                 CFO
Michael T. Moran                   Dallas, TX                  D&CEO
Philip T. Schnorbach               Dallas, TX                    AS
D.L. Siddall                       Houston, TX                   S
A. Wade Smith                      Lakeland, FL                  GM

NAME AND ADDRESS                                              POSITION


CSW MULBERRY II, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS


CSW MULBERRY, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS


NOAH I POWER GP, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS


CSW ORANGE II, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS


CSW ORANGE, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS

NAME AND ADDRESS                                              POSITION


ORANGE COGEN FUNDING CORP.

Lee D. Atkins                       Dallas, TX                    D
J.R. Cunningham                     Houston, TX                  D&P
B. J. Curatola                      Houston, TX                   D
Michael T. Moran                    Dallas, TX                  D&CEO
Philip T. Schnorbach                Dallas, TX                    S
D.L. Siddall                        Houston, TX                  AS


CSW DEVELOPMENT-II, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                 D,P&CEO
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Eddie D. Peebles (1)                Dallas, TX                    C
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&CM

(1) Mr. Peebles resigned as Controller in 1999.


CSW FT. LUPTON, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&CM


NEWGULF POWER VENTURE, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&CM

NAME AND ADDRESS                                              POSITION


CSW SWEENY GP I, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&CM


CSW SWEENY GP II, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Sandra S. Bennett                   Dallas, TX                    C
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS


CSW SWEENY LP I, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&CM


CSW SWEENY LP II, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                   D&P
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS

NAME AND ADDRESS                                              POSITION


CSW DEVELOPMENT-3, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                 D,P&CEO
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Eddie D. Peebles (1)                Dallas,TX                     C
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&CM

(1) Mr. Peebles resigned as Controller in 1999.


CSW NORTHWEST GP, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                 D,P&CEO
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&CM


CSW NORTHWEST LP, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                 D,P&CEO
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&CM


CSW POWER MARKETING, INC.

Terry D. Dennis                     Dallas, TX                 D,P&CEO
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                   VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Thomas V. Shockley, III             Dallas, TX                    D

NAME AND ADDRESS                                              POSITION


CSW NEVADA, INC.

Lee D. Atkins                       Dallas, TX                  D&VP
Terry D. Dennis                     Dallas, TX                 D,P&CEO
Paul E. Graf                        Dallas, TX                  D&VP
Wendy G. Hargus                     Dallas, TX                    T
Michael T. Moran                    Dallas, TX                  D&VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Philip T. Schnorbach                Dallas, TX                   AS


CSW SERVICES INTERNATIONAL, INC.

Lee D. Atkins                         Dallas, TX                D&VP
Sandra S. Bennett                     Dallas, TX                  C
Terry D. Dennis                       Dallas, TX              D,P&CEO
Paul E. Graf                          Dallas, TX                D&VP
Wendy G. Hargus                       Dallas, TX                  T
Alphonso R. Jackson                   Dallas, TX                D&VP
Michael T. Moran                      Dallas, TX                D&VP
Kenneth C. Raney, Jr.                 Dallas, TX                  S
Philip T. Schnorbach                  Dallas, TX                  AS
Thomas V. Shockley, III               Dallas, TX                D&CM


DIVERSIFIED ENERGY CONTRACTORS COMPANY, LLC

Lee D. Atkins                         Dallas, TX                  VP
Sandra S. Bennett                     Dallas, TX                  T
D.L. Butynski                         Mount Dora, FL              P
Terry D. Dennis                       Dallas, TX                 CEO
Paul E. Graf                          Dallas, TX                  VP
Alphonso R. Jackson                   Dallas, TX                  VP
Michael T. Moran                      Dallas, TX                  VP
Philip T. Schnorbach                  Dallas, TX                  S


DECCO II LLC

Lee D. Atkins                         Dallas, TX                  VP
Sandra S. Bennett                     Dallas, TX                  VP
D.L. Butynski                         Mount Dora, FL              P
Terry D. Dennis                       Dallas, TX                 CEO
Paul E. Graf                          Dallas, TX                  VP
Alphonso R. Jackson                   Dallas, TX                  VP
Michael T. Moran                      Dallas, TX                  VP
Philip T. Schnorbach                  Dallas, TX                  VP

NAME AND ADDRESS                                              POSITION


INDUSTRY AND ENERGY ASSOCIATES LLC

Lee D. Atkins                         Dallas, TX                  VP
Sandra S. Bennett                     Dallas, TX                  T
D.L. Butynski                         Mount Dora, FL              P
Terry D. Dennis                       Dallas, TX                 CEO
Paul E. Graf                          Dallas, TX                  VP
Michael T. Moran                      Dallas, TX                  VP
F. W. Nickerson                       Dallas, TX                  VP
K. B. Rogers                          Dallas, TX                  VP
Philip T. Schnorbach                  Dallas, TX                  S


CSW FRONTERA GP I, INC.

Lee D. Atkins                         Dallas, TX                 D,VP
Terry D. Dennis                       Dallas, TX                 D,P
Paul E. Graf                          Dallas, TX                 D,VP
Wendy G. Hargus                       Dallas, TX                  T
Michael T. Moran                      Dallas, TX                 D,VP
Kenneth C. Raney, Jr.                 Dallas, TX                  S
Philip T. Schnorbach                  Dallas, TX                  AS
Thomas V. Shockley, III               Dallas, TX                 D,CM


CSW FRONTERA GP II, INC.

Lee D. Atkins                         Dallas, TX                 D,VP
Terry D. Dennis                       Dallas, TX                 D,P
Paul E. Graf                          Dallas, TX                 D,VP
Wendy G. Hargus                       Dallas, TX                  T
Michael T. Moran                      Dallas, TX                 D,VP
Kenneth C. Raney, Jr.                 Dallas, TX                  S
Philip T. Schnorbach                  Dallas, TX                  AS


CSW FRONTERA LP I, INC.

Lee D. Atkins                         Dallas, TX                 D,VP
Terry D. Dennis                       Dallas, TX                 D,P
Paul E. Graf                          Dallas, TX                 D,VP
Wendy G. Hargus                       Dallas, TX                  T
Michael T. Moran                      Dallas, TX                 D,VP
Kenneth C. Raney, Jr.                 Dallas, TX                  S
Philip T. Schnorbach                  Dallas, TX                  AS
Thomas V. Shockley, III               Dallas, TX                 D,CM

NAME AND ADDRESS                                              POSITION


CSW FRONTERA LP II, INC.

Lee D. Atkins                         Dallas, TX                 D,VP
Terry D. Dennis                       Dallas, Tx                 D,P
Paul E. Graf                          Dallas, TX                 D,VP
Wendy G. Hargus                       Dallas, TX                  T
Michael T. Moran                      Dallas, TX                 D,VP
Kenneth C. Raney, Jr.                 Dallas, TX                  S
Philip T. Schnorbach                  Dallas, TX                  AS


CSW EASTEX GP I, INC.

Lee D. Atkins                         Dallas, TX                 D,VP
Sandra S. Bennett                     Dallas, TX                  C
Terry D. Dennis                       Dallas, TX                 D,P
Paul E. Graf                          Dallas, TX                 D,VP
Wendy G. Hargus                       Dallas, TX                  T
Michael T. Moran                      Dallas, TX                 D,VP
Kenneth C. Raney, Jr.                 Dallas, TX                  S
Philip T. Schnorbach                  Dallas, TX                  AS
Thomas V. Shockley, III               Dallas, TX                 D,CM


CSW EASTEX GP II, INC.

Lee D. Atkins                         Dallas, TX                 D,VP
Sandra S. Bennett                     Dallas, TX                  C
Terry D. Dennis                       Dallas, TX                 D,P
Paul E. Graf                          Dallas, TX                 D,VP
Wendy G. Hargus                       Dallas, TX                  T
Michael T. Moran                      Dallas, TX                 D,VP
Kenneth C. Raney, Jr.                 Dallas, TX                  S
Philip T. Schnorbach                  Dallas, TX                  AS


CSW EASTEX LP I, INC.

Lee D. Atkins                         Dallas, TX                 D,VP
Sandra S. Bennett                     Dallas, TX                  C
Terry D. Dennis                       Dallas, TX                 D,P
Paul E. Graf                          Dallas, TX                 D,VP
Wendy G. Hargus                       Dallas, TX                  T
Michael T. Moran                      Dallas, TX                 D,VP
Kenneth C. Raney, Jr.                 Dallas, TX                  S
Philip T. Schnorbach                  Dallas, TX                  AS
Thomas V. Shockley, III               Dallas, TX                 D,CM

NAME AND ADDRESS                                              POSITION


CSW EASTEX LP II, INC.

Lee D. Atkins                         Dallas, TX                 D,VP
Sandra S. Bennett                     Dallas, TX                  C
Terry D. Dennis                       Dallas, TX                 D,P
Paul E. Graf                          Dallas, TX                 D,VP
Wendy G. Hargus                       Dallas, TX                  T
Michael T. Moran                      Dallas, TX                 D,VP
Kenneth C. Raney, Jr.                 Dallas, TX                  S
Philip T. Schnorbach                  Dallas, TX                  AS


SOUTHWESTERN ELECTRIC WHOLESALE COMPANY

Michael H. Madison                    Shreveport, LA             D&P
Michael D. Smith                      Dallas, TX                D,VP,S
Thomas V. Shockley, III               Dallas, Tx                  D


CSW INTERNATIONAL, INC.

Lee D. Atkins                       Dallas, TX                   VP
Sandra S. Bennett                   Dallas, TX                    C
E. R. Brooks                        Dallas, TX                  D&CM
Stacy Newman Corrie                 Dallas, TX                   AT
Terry D. Dennis                     Dallas, TX                 D,P&CEO
Glenn Files                         Dallas, TX                    D
Paul E. Graf                        Dallas, TX                   VP
T. M. Hagan                         Dallas, TX                    D
Wendy G. Hargus                     Dallas, TX                    T
Venita McCellon-Allen               Dallas, TX                    D
Steve McDonnell                     Dallas, TX                   VP
Ferd. C. Meyer, Jr.                 Dallas, TX                    D
Michael T. Moran                    Dallas, TX                   VP
F. W. Nickerson                     Dallas, TX                   VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Glenn D. Rosilier                   Dallas, TX                    D
Philip  T. Schnorbach               Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&VCM
Stephen D. Wise                     Dallas, TX                   AT

NAME AND ADDRESS                                              POSITION


CSW INTERNATIONAL TWO, INC.

Lee D. Atkins                       Dallas, TX                   VP
Sandra S. Bennett                   Dallas, TX                    C
E. R. Brooks                        Dallas, TX                   CM
Terry D. Dennis                     Dallas, TX                  P&CEO
Paul E. Graf                        Dallas, TX                   VP
Wendy G. Hargus                     Dallas, TX                    T
Ferd. C. Meyer, Jr.                 Dallas, TX                  VP&GC
Michael T. Moran                    Dallas, TX                   VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Glenn D. Rosilier                   Dallas, TX                   VP
Thomas V. Shockley, III             Dallas, TX                   VCM


CSW UK HOLDINGS

T. J. Ellis                         Crawley, West Sussex, UK      D
M. A. Nagle                         Crawley, West Sussex, UK      S
M. J. Pavia                         Crawley, West Sussex, UK      D
Glenn D. Rosilier                   Dallas, TX                    D
Thomas V. Shockley, III             Dallas, TX                    D


CSWI EUROPE LIMITED

Lee D. Atkins                       Dallas, TX                   VP
Sandra S. Bennett                   Dallas, TX                    C
Stacy Newman Corrie                 Dallas, TX                   AT
J. S. Croxford                      Crawley, West Sussex, UK      D
Terry D. Dennis                     Dallas, TX                  P&CEO
P. E. Graf                          Dallas, TX                  VP,MD
Wendy G. Hargus                     Dallas, TX                    T
H. Cadoux-Hudson                    Crawley, West Sussex, UK      D
M. T. Moran                         Dallas, TX                 VP,D&CM
P. T. Schnorbach                    Dallas, TX                    S


SOUTH COAST POWER LIMITED

Sheelagh Duffield                   Glasgow, UK                   S
P. E. Graf                          Dallas, TX                    D
Eddie Kolodziei, Jr. (alt.)         Dallas, TX                    D
S. N. Matthews (alt.)               Glasgow, UK                   D
B. McNaught                         Glasgow, UK                   D
M. T. Moran                         Dallas, TX                    D
K. L. Vowles                        Glasgow, UK                   D

NAME AND ADDRESS                                              POSITION


CSW UK FINANCE COMPANY

T. J. Ellis                         Crawley, West Sussex, UK      D
M. A. Nagle                         Crawley, West Sussex, UK      S
M. J. Pavia                         Crawley, West Sussex, UK      D
G. D. Rosilier                      Dallas, TX                    D
Thomas V. Shockley, III             Dallas, TX                  D&CM


CSW INVESTMENTS

T. J. Ellis                         Crawley, West Sussex, UK      D
M. A. Nagle                         Crawley, West Sussex, UK      S
M. J. Pavia                         Crawley, West Sussex, UK     CFO
G. D. Rosilier                      Dallas, TX                    D
Thomas V. Shockley, III             Dallas, TX                  D&CM


SEEBOARD GROUP PLC

E. R. Brooks                        Dallas, TX                    D
T. J. Ellis                         Crawley, West Sussex, UK    D&CM
J. D. Harper                        Crawley, West Sussex, UK      D
M. A. Nagle                         Crawley, West Sussex, UK      S
M. J. Pavia                         Crawley, West Sussex, UK      D
Thomas V. Shockley, III             Dallas, TX                    D
J. Weight                           Crawley, West Sussex, UK      D



CSW UK LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. Tormey                           Crawley, West Sussex, UK     D&S



SEEBOARD (GENERATION) LIMITED

T. J. Ellis                         Crawley, West Sussex, UK     CM
M. A. Nagle                         Crawley, West Sussex, UK      S
M. J. Pavia                         Crawley, West Sussex, UK      D
J. Weight                           Crawley, West Sussex, UK      D


MEDWAY POWER LIMITED

M. Armstrong                        Richmond, Surrey, UK         CM
H. Cadoux-Hudson                    Crawley, West Sussex, UK      D
C. J. Daniels                       Crawley, West Sussex, UK      D
P. Dacey                            Maidenhead, Berkshire, UK     D
J. Hart                             Maidenhead, Berkshire, UK     D
J. Lowen                            Isle of Grain, Kent, UK       S
J. McLaren                          Isle of Grain, Kent, UK       D
B. Smith                            Maidenhead, Berkshire, UK     D
J. Tame                             Crawley, West Sussex, UK      D

NAME AND ADDRESS                                              POSITION


SEEBOARD NATURAL GAS LIMITED

T. J. Ellis                         Crawley, West Sussex, UK      D
M. A. Nagle                         Crawley, West Sussex, UK      D&S
M. J. Pavia                         Crawley, West Sussex, UK      D
J. Weight                           Crawley, West Sussex, UK      D


BEACON GAS LIMITED

M. J. Ambrose (1)                   London, UK                    D
R. A. Burrows                       London, UK                    S
R. W. Marks (1)                     London, UK                    D
M. J. Pavia                         Crawley, West Sussex, UK      D
J. Weight                           Crawley, West Sussex, UK     CM


(1)M. J. Ambrose and R. W. Marks resigned on January 28, 1999, when
   A. Quinn and P. Mather were appointed.


SEEBOARD PLC

T. J. Ellis                         Crawley, West Sussex, UK  D,CM&CEO
H. Cadoux-Hudson                    Crawley, West Sussex, UK      C
M. A. Nagle                         Crawley, West Sussex, UK    S&GC
M. J. Pavia                         Crawley, West Sussex, UK    D&CFO
J. Weight                           Crawley, West Sussex, UK   MD&COO


APPLIANCE PROTECT LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


DIRECT POWER LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


DIRECTRICITY LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


ELECTRICITY (UK) LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S

NAME AND ADDRESS                                              POSITION


ELECTRICITY 2000 LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


ENERGY EXPRESS LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


FIRST ELECTRICITY LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


FIRST GAS LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


GAS 2000 LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


HOME ELECTRICITY COMPANY LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


HOME ENERGY COMPANY LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


HOME GAS COMPANY LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


HOME POWER COMPANY LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S

NAME AND ADDRESS                                              POSITION


HORIZON NATURAL GAS LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


LIGHT & POWER (UK) LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


LONGFIELD INSURANCE COMPANY LIMITED

H. C. Arnold                        Douglas, Isle of Man, UK      D
R. J. Jackson                       Crawley, West Sussex, UK      D
M. A. G. Linck                      Douglas, Isle of Man, UK     CM
M. J. Pavia                         Crawley, West Sussex, UK      D
G. Stuart                           Douglas, Isle of Man, UK      D


POWERCARE LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


PREMIER ELECTRICITY LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


PREMIER UTILITIES LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


SEEB LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


SEEBOARD EMPLOYMENT SERVICES LIMITED

T. J. Ellis                         Crawley, West Sussex, UK    D&CM
M. A. Nagle                         Crawley, West Sussex, UK      S
M. J. Pavia                         Crawley, West Sussex, UK      D
J. Weight                           Crawley, West Sussex, UK      D

NAME AND ADDRESS                                              POSITION


SEEBOARD INSURANCE COMPANY LIMITED

H. C. Arnold                        Douglas, Isle of Man, UK      D
M. A. G. Linck                      Douglas, Isle of Man, UK     CM
M. A. Nagle                         Crawley, West Sussex, UK      D
M. J. Pavia                         Crawley, West Sussex, UK      D
G. Stuart                           Douglas, Isle of Man, UK      D


SEEBOARD FINAL SALARY PENSION PLAN TRUSTEE COMPANY LIMITED

C. A. L. Blazeby                    Crawley, West Sussex, UK     CM
V. Campbell-Barr                    Crawley, West Sussex, UK      D
R. J. Jackson                       Crawley, West Sussex, UK     D&S
M. J. Pavia                         Crawley, West Sussex, UK      D


SEEBOARD INTERNATIONAL LIMITED

J. Croxford                         Crawley, West Sussex, UK      D
A. J. K. Goodwin                    Crawley, West Sussex, UK      D
E. Kolodziej, Jr.                   Dallas, TX                    D
M. A. Nagle                         Crawley, West Sussex, UK     D&S


SEEBOARD PENSION INVESTMENT PLAN TRUSTEE COMPANY LIMITED

C. A. L. Blazeby                    Crawley, West Sussex, UK     CM
R. J. Jackson                       Crawley, West Sussex, UK     D&S
M. J. Pavia                         Crawley, West Sussex, UK      D


SEEBOARD SHARE SCHEME TRUSTEES LIMITED

M. A. Nagle                         Crawley, West Sussex, UK     D&S
M. J. Pavia                         Crawley, West Sussex, UK      D


SEEBOARD TRADING LIMITED

T. J. Ellis                         Crawley, West Sussex, UK    D&CM
M. A. Nagle                         Crawley, West Sussex, UK      S
M. J. Pavia                         Crawley, West Sussex, UK      D
J. Weight                           Crawley, West Sussex, UK      D


SEEPOWER LIMITED

T. J. Ellis                         Crawley, West Sussex, UK    D&CM
M. A. Nagle                         Crawley, West Sussex, UK      S
M. J. Pavia                         Crawley, West Sussex, UK      D
J. Weight                           Crawley, West Sussex, UK      D

NAME AND ADDRESS                                              POSITION


METERPOINT LIMITED

D. J. Carruthers                    London, UK                    D
D. G. Cowden                        London, UK                    D
A. P. Munson                        London, UK                    S
R. A. Page                          Crawley, West Sussex, UK    D&CM
P. J. Sutton                        Crawley, West Sussex, UK      D


POWER ASSET DEVELOPMENT COMPANY LIMITED

S. R. Burgin                        Stone, Staffordshire, UK      D
M. A. Nagle                         Crawley, West Sussex, UK      S
A. L. P. Rabin                      London, UK                    D
R. J. Roberts                       Crawley, West Sussex, UK    D&CM


SEEBOARD POWERLINK LIMITED

J. L. Cohen                         London, UK                    D
T. J. Gregory                       Stone, Staffordshire, UK      D
M. A. Nagle                         Crawley, West Sussex, UK      S
M. J. Pavia                         Crawley, West Sussex, UK      D
J. Weight                           Crawley, West Sussex, UK    D&CM


SELECTRICITY LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


SOUTH EASTERN ELECTRICITY BOARD LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


SOUTH EASTERN ELECTRICITY LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


SOUTH EASTERN SERVICES LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


SOUTH EASTERN UTILITIES LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S

NAME AND ADDRESS                                              POSITION


SOUTHERN GAS LIMITED

P. S. Hofman                        Crawley, West Sussex, UK      D
M. A. Nagle                         Crawley, West Sussex, UK      S
M. J. Pavia                         Crawley, West Sussex, UK      D
J. Weight                           Crawley, West Sussex, UK     CM


TORCH NATURAL GAS LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


UK ELECTRICITY LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


UK LIGHT AND POWER LIMITED

M. A. Nagle                         Crawley, West Sussex, UK      D
S. G. Tormey                        Crawley, West Sussex, UK     D&S


CSW INTERNATIONAL THREE, INC.

Lee D. Atkins                       Dallas, TX                   VP
Sandra S. Bennett                   Dallas, TX                    C
E. R. Brooks                        Dallas, TX                   CM
Terry D. Dennis                     Dallas, TX                  P&CEO
Paul E. Graf                        Dallas, TX                   VP
Wendy G. Hargus                     Dallas, TX                    T
Ferd. C. Meyer, Jr.                 Dallas, TX                  VP&GC
Michael T. Moran                    Dallas, TX                   VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Glenn D. Rosilier                   Dallas, TX                   VP
Thomas V. Shockley, III             Dallas, TX                   VCM

NAME AND ADDRESS                                              POSITION


CSW INTERNATIONAL  (U.K), INC.

Lee D. Atkins                       Dallas, TX                   VP
Sandra S. Bennett                   Dallas, TX                    C
E. R. Brooks                        Dallas, TX                  D&CM
Terry D. Dennis                     Dallas, TX                 D,P&CEO
Paul E. Graf                        Dallas, TX                   VP
Wendy G. Hargus                     Dallas, TX                    T
Ferd. C. Meyer, Jr.                 Dallas, TX                 D,VP&GC
Michael T. Moran                    Dallas, TX                   VP
Kenneth C. Raney, Jr.               Dallas, TX                    S
Glenn D. Rosilier                   Dallas, TX                  D&VP
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&VCM


ENERGIA INTERNACIONAL DE CSW, S.A. DE C.V.

Terry D. Dennis                     Dallas, TX                   D&S
Paul E. Graf                        Dallas, TX                   D&T
Michael T. Moran                    Dallas, TX                    D
Thomas V. Shockley, III             Dallas, TX                   D&P


ACELTEK, S. DE R.L. DE C.V.

Paul E. Graf                        Dallas, TX                    D
     Alternate: Shariar Shabba      Dallas, TX               Alternate D
Michael T. Moran                    Dallas, TX                    D
     Alternate: J. Emberger         Dallas, TX               Alternate D
Alejandro Moreno                    Monterrey, Mexico             D
     Alternate: Sergio Olaiz        Monterrey, Mexico        Alternate D
Rafael Ojeda                        Monterrey, Mexico            D&S
     Alternate: Arturo Gutierrez    Monterrey, Mexico      Alternate: D&S
Juan Luis San Jose                  Monterrey, Mexico             D
     Alternate: Ramiro Garcia       Monterrey, Mexico        Alternate D
Jose de Jesus Valdez                Monterrey, Mexico             D
     Alternate: Nelson Arizmendi    Monterrey, Mexico        Alternate D


ENERTEK, S.A. DE C.V.

Paul E. Graf                        Dallas, TX                    D
     Alternate: Shariar Shabba      Dallas, TX               Alternate D
Michael T. Moran                    Dallas, TX                    D
     Alternate: J. Emberger         Dallas, TX               Alternate D
Alejandro Moreno                    Monterrey, Mexico             D
     Alternate: Sergio Olaiz        Monterrey, Mexico        Alternate D
Rafael Ojeda                        Monterrey, Mexico            D&S
     Alternate: Arturo Gutierrez    Monterrey, Mexico      Alternate: D&S
Juan Luis San Jose                  Monterrey, Mexico             D
     Alternate: Ramiro Garcia       Monterrey, Mexico        Alternate D
Jose de Jesus Valdez                Monterrey, Mexico             D
     Alternate: Nelson Arizmendi    Monterrey, Mexico        Alternate D

NAME AND ADDRESS                                              POSITION


CINERGY, S. DE R.L. DE C.V.

Officers and directors unavailable.


SERVICIOS CORPORATIVOS INDUSTRIALES DEL NORESTE, S.A. DE C.V.

Officers and directors unavailable.


SERVICIOS INDUSTRIALES Y ADMINISTRATIVOS DEL NORESTE, S. DE R.L. DE C.V.

Officers and directors unavailable.


CSW INTERNATIONAL, INC. (CAYMAN)

Lee D. Atkins                       Dallas, TX                   VP
E. R. Brooks                        Dallas, TX                  D&CM
Terry D. Dennis                     Dallas, TX                 D,P&CEO
Paul E. Graf                        Dallas, TX                   VP
Wendy G. Hargus                     Dallas, TX                    T
Ferd. C. Meyer, Jr.                 Dallas, TX                 D,VP&GC
Michael T. Moran                    Dallas, TX                   VP
Eddie D. Peebles (1)                Dallas, TX                    C
Kenneth C. Raney, Jr.               Dallas, TX                    S
Glenn D. Rosilier                   Dallas, TX                  D&VP
Philip T. Schnorbach                Dallas, TX                   AS
Thomas V. Shockley, III             Dallas, TX                  D&VCM

(1) Mr. Peebles resigned as Controller in 1999.


CSW  VALE  L.L.C. (CAYMAN)

Lee D. Atkins                        Dallas, TX                  D&VP
Terry D. Dennis                      Dallas, TX                  D&P
Paul E. Graf                         Dallas, TX                  D&VP
Alphonso R. Jackson                  Dallas, TX                  D&VP
Michael T. Moran                     Dallas, TX                  D&VP
Eddie D. Peebles (2)                 Dallas, TX                   T
Philip T. Schnorbach                 Dallas, TX                   S

(2) Mr. Peebles resigned as Controller in 1999.

NAME AND ADDRESS                                              POSITION


EMPRESA DE ELECTRICIDADE VALE DE PARANAPANEMA S.A.

Alberto Jose  Rodrigues Alves       Sao Paulo, Brazil               D
Sebastiao Bimbati                   Sao Paulo, Brazil               T
Gilberto Carlos Moreno              Sao Paulo, Brazil               D
Fernando Artigas Girogi             Sao Paulo, Brazil               D
Jose Alberto Artigas Giorgi         Sao Paulo, Brazil               D
Jose Giorgi Junior                  Sao Paulo, Brazil              D&CM
Natal Mauri                         Sao Paulo, Brazil               D
Carlos Padovan                      Sao Paulo, Brazil               D
Laudo Vota Brancato                 Sao Paulo, Brazil               D
Jorge Queiroz de Moraes, Junior     Sao Paulo, Brazil              D,P
Joao Carlos Rela                    Sao Paulo, Brazil               D


LATIN AMERICAN ENERGY HOLDINGS, INC.

Lee D. Atkins                          Dallas, TX               D & VP
Sandra S. Bennett                      Dallas, TX                 C
Terry D. Dennis                        Dallas, TX             D,P & CEO
Paul E. Graf                           Dallas, TX               D & VP
Wendy G. Hargus                        Dallas, TX                 T
Alphonso R. Jackson                    Dallas, TX               D & VP
Michael T. Moran                       Dallas, TX               D & VP
Kenneth C. Raney, Jr.                  Dallas, TX                 S
Philip T. Schnorbach                   Dallas, TX                 AS


CHILE ENERGY HOLDINGS L.L.C. (CAYMAN)

Lee D. Atkins                          Dallas, TX               D & VP
Sandra S. Bennett                      Dallas, TX                 C
Terry D. Dennis                        Dallas, TX               D & P
Paul E. Graf                           Dallas, TX               D & VP
Wendy G. Hargus                        Dallas, TX                 T
Alphonso R. Jackson                    Dallas, TX               D & VP
Michael T. Moran                       Dallas, TX               D & VP
Philip T. Schnorbach                   Dallas, TX                 S


CSW INTERNATIONAL ENERGY DEVELOPMENT, LTD.

P. Dinan                                Port Louis, Mauritius      D
Paul E. Graf                            Dallas, TX                 D
U.K. Gujadhur                           Port Louis, Mauritius      D
T.K. Light                              Dallas, TX                 D
Michael T. Moran                        Dallas, TX                 D

NAME AND ADDRESS                                              POSITION


TENASKA CSW INTERNATIONAL, LTD.

P. Dinan                               Port Louis, Mauritius         D
Paul E. Graf                           Dallas, TX                    D
U.K. Gujadhur                          Port Louis, Mauritius         D
Michael T. Moran                       Dallas, TX                    D
P.G. Smith                             Omaha, NE                     D
R.R. Tanner                            Omaha, NE                     D


ENERSHOP INC.

Richard H. Bremer (1)                  Dallas, TX                   D&P
E. R. Brooks                           Dallas, TX                    D
Lawrence B. Connors                    Dallas, TX                    C
Glenn Files                            Dallas, TX                    D
T. M. Hagan                            Dallas, TX                    D
Wendy G. Hargus                        Dallas, TX                    T
Venita McCellon-Allen                  Dallas, TX                    D
Ferd. C. Meyer, Jr.                    Dallas, TX                    D
Mike Montgomery                        Dallas, TX                   MD
David J. Pickles                       Dallas, TX                   AS
Kenneth C. Raney, Jr.                  Dallas, TX                    S
Glenn D. Rosilier                      Dallas, TX                    D
Thomas V. Shockley, III                Dallas, TX                    D
Jana P. Soward                         Tulsa, OK                    AT

(1) Mr. Bremer resigned his positions as Director and President in 1999.


CSW ENERGY SERVICES, INC.

Robert C. Bellemare                    Tulsa, OK                    MD
Richard H. Bremer (2)                  Dallas, TX                   D,P
Shirley Briones                        Tulsa, OK                    AS
Glenn Files                            Dallas, TX                    D
Wendy G. Hargus                        Dallas, TX                    T
Kenneth C. Raney, Jr.                  Dallas, Tx                    S
Thomas V. Shockley, III                Dallas, TX                    D
Jana P. Soward                         Tulsa, OK                    AT

(2) Mr. Bremer resigned his positions as Director and President in 1999.

NOTE: Other System companies are entities not having officers and directors.
      Positions are indicated above by the following symbols:

AC      --  Assistant Controller
AGC     --  Assistant General Counsel
AS      --  Assistant Secretary
AT      --  Assistant Treasurer
C       --  Controller
CEO     --  Chief Executive Officer
CFO     --  Chief Financial Officer
CM      --  Chairman
CMPT    --  Comptroller
COO     --  Chief Operating Officer
D       --  Director
DCS     --  Director, Customer Services
EVP     --  Executive Vice President
GC      --  General Counsel
GM      --  General Manager
MD      --  Managing Director
P       --  President
S       --  Secretary
SA      --  Service Agent
SVP     --  Senior Vice President
T       --  Treasurer
VP      --  Vice President
VCM     --  Vice Chairman

ITEM 6.  OFFICERS AND DIRECTORS - Part II.

Financial Connections - The following is a list, as of December 31, 1998, of all officers and directors of each System company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

                                                          Position
                                                           Held in   Applicable
 Name of Officer      Name and Location of Financial      Financial   Exemption
   or Director                 Institution               Institution    Rules
       (1)                         (2)                       (3)         (4)
--------------------------------------------------------------------------------
CENTRAL AND SOUTH WEST CORPORATION

Robert W. Lawless Salomon Brothers Fund, New York, NY    Director    Rule 70 (b)
                  Salomon Brothers Capital Fund, New
                  York, NY                               Director    Rule 70 (b)
                  Salomon Brothers Investors Fund, New
                  York, NY                               Director    Rule 70 (b)

James L. Powell   Southwest Bancorp of Sanderson,
                  Sanderson, TX                          Director    Rule 70 (a)
                  First National Bank, Mertzon, TX       Advisory    Rule 70 (a)
                                                         Director

CENTRAL POWER AND LIGHT COMPANY

Pete Morales, Jr.  The Bank of Texas, Devine, TX         Director    Rule 70 (c)

PUBLIC SERVICE COMPANY OF OKLAHOMA

Paul K. Lackey,   Bank South, Tulsa, OK                  Director    Rule 70 (c)
Jr.

SOUTHWESTERN ELECTRIC POWER COMPANY

James E. Davison  Bank One, Louisiana, Baton Rouge, LA   Director    Rule 70(c)

Dr. Frederick E.  New Boston Bank Shares, New Boston, TX Director    Rule 70 (c)
Joyce             Century Bank, New Boston, TX           Director    Rule 70 (c)

John M. Lewis     The Bank of Fayetteville,              Director    Rule 70 (c)
                  Fayetteville, AR

William C.        Deposit Guaranty Bank, Shreveport, LA  Director    Rule 70 (c)
Peatross

WEST TEXAS UTILITIES COMPANY

Dian G. Owen      First Financial Bankshares, Inc.,      Director    Rule 70 (c)
                  Abilene, TX
                  First National Bank of Abilene,        Director    Rule 70 (c)
                  Abilene, TX

James M. Parker   First Financial Bankshares, Inc.,      Director    Rule 70 (c)
                  Abilene, TX
                  First National Bank of Abilene,        Director    Rule 70 (c)
                  Abilene, TX

F. L. Stephens    First Financial Bankshares, Inc.       Director    Rule 70 (c)
                  Abilene, TX                            Director    Rule 70 (c)
                  San Angelo National Bank, San Angelo,
                  TX

ITEM 6.  OFFICERS AND DIRECTORS - Part III.

(a) and (b) Directors' and Executive Officers' Compensation and Security Interests.

Information concerning compensation and interests in system securities is set forth on Exhibit F-1 to this Form U5S and is incorporated herein by reference.


(c) Directors' and Executive Officers' Contracts and Transactions with System Companies.

None.

(d)  Indebtedness of Directors or Executive Officers to System Companies.

None.


(e) Directors' and Executive Officers' Participation in Bonus and Profit-Sharing Arrangements and Other Benefits.

See Exhibit F-1 for a description of the participation of directors and executive officers of System companies in bonus and profit-sharing arrangements and other benefits.


(f) Directors' and Executive Officers' rights to Indemnity.

The state laws under which each of the companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive officers of Central and South West Corporation and all subsidiary companies are insured under directors' and officers' liability policies issued to Central and South West Corporation by Federal
Insurance Company, Warren, New Jersey; Associated Electric & Gas Insurance Services, Ltd. Hamilton, Bermuda; Energy Insurance Mutual, Ltd.,Tampa, Florida; A.C.E. Insurance Company, Ltd., Hamilton, Bermuda; Starr Excess Liability Insurance Company, Ltd., Hamilton, Bermuda; and X. L. Insurance Company, Ltd., Hamilton, Bermuda. All policies are for the period April 27, 1998 to April 27, 1999. The Corporation has entered into a standard form of indemnity agreement with each of its directors and officers.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS.

(1)CSW and several of its subsidiaries have established political action committees and have incurred, in accordance with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.
(2)Expenditures, disbursements, or payments, in money, goods or services, directly or indirectly to or for the account of any citizens group, or public relations counsel were as follows for 1998:

Name of
Company    Name of Recipient of Beneficiary              Purpose                Account Charged                     Amount
------------------------------------------------------------------------------------------------------------------------------

CPL        Less than $10,000 - 56  Beneficiaries         Area Development       Inc Ded: A & G. Expense                $50,386
           Laredo Chamber of Commerce                    Civic Activities       Inc Ded: A & G. Expense                 21,150

PSO        Less than $10,000 - 4 Beneficiaries           Area Development       Inc Ded, Dist; Cust Svc; A&G Exp         6,320
           Less than $10,000 - 97 Beneficiaries          Civic Activities       Inc Ded, Dist; Cust Svc; A&G Exp        84,553
           Clinton Chamber of Commerce                   Civic Activity         Inc Ded, Dist; Cust Svc; A&G Exp        34,096
           Tulsa Chamber of Commerce                     Civic Activity         Inc Ded, Dist; Cust Svc; A&G Exp        30,000
           Oklahoma State Chamber of Commerce            Civic Activity         Inc Ded, Dist; Cust Svc; A&G Exp        56,889
           Lawton Chamber of Commerce                    Civic Activity         Inc Ded, Dist; Cust Svc; A&G Exp        12,954


SWEPCO     Less than $10,000 - 61 Beneficiaries          Civic Activity         Inc Ded, Dist; Cust Svc; A&G Exp        56,025

           Shreveport Chamber of Commerce                Civic Activity         Inc Ded; Cust Svc; A&G Expense          66,050

WTU        Less than $10,000 - 52 Beneficiaries          Area Development       Inc Ded; Dist, Cust Svc; A&G Exp        25,678



ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS.

Part I. Except those specifically excluded per reporting instructions, there were no contracts for services, including engineering or construction services, or goods supplied or sold by a System company to another System company for 1998.

The electric subsidiary companies have contracts with CSW Credit, Inc. for the sale of accounts receivable which were in effect at year-end 1998.

Serving              Receiving                              Date of
Company              Company            Compensation        Contracts

CPL                   CREDIT            $12,787,962         1/02/91
PSO                   CREDIT              7,663,746         1/02/91
SWEPCO                CREDIT              9,052,458         1/02/91
WTU                   CREDIT              3,746,146         1/02/91
                                        -----------
                                        $33,250,312
                                        -----------


Part II. The System companies had no contracts to purchase services or goods during 1998 from any affiliate (other than a System company) or from a company, in which any officer or director of the receiving company is a partner or owns 5 percent or more of any class of equity securities, except as reported in Item 6.

Part III.The following System companies employ those listed below for the performance on a continuing basis of management, supervisory or financial advisory services.

         NONE. NOTE: On April 21, 1998, the participants of the Risk Management Trust (RMT) agreed to dissolve the RMT.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

Part I - Foreign Utility Company


 SEEBOARD plc

   (a)Company, Location, Business Address

      SEEBOARD plc
      Forest Gate, Brighton Road
      Crawley, West Sussex  RH11 9BH


   (b)Identify type and amount of capital invested:
      Identify any debt or financial obligation with recourse to CSW or subs:
      Identify any guarantee of a security of the EWG or FUCO by CSW:
      Identify any transfer of assets, FMV of asset at time of transfer, book value and sales price of transferred asset:


   During 1996, an indirect wholly owned subsidiary of CSW acquired 100% control of the outstanding share capital of SEEBOARD, a regional electricity company in the United Kingdom, for an aggregate adjusted purchase price of approximately $2.1 billion.

   As of December 31, 1998, CSW had contributed approximately $829 million of the purchase price for the acquisition of SEEBOARD shares. Those funds, which were initially obtained through borrowings under the CSW Credit Agreement, have since been repaid by using the $398 million net proceeds from CSW's February 1996 common stock offering and $431 million of the proceeds from the 1996 sale of Transok, a CSW subsidiary.

   Additional acquisition funds were obtained from capital contributions and loans made to CSW (UK) plc (which has been replaced by SEEBOARD Group plc) by its sole shareholder, CSW Investments, which arranged the CSW Investments Credit Facility for that purpose. During the second half of 1996, borrowings under the CSW Investments Credit Facility were refinanced through several different transactions.

   As of December 31, 1998, the amount of debt outstanding related to the purchase of SEEBOARD shares was approximately $1.1 billion. Neither CSW nor CSWI, the indirect parent of CSW Investments and SEEBOARD Group plc, has guaranteed or is otherwise subject to recourse for such amounts borrowed.

    (c) Ratio of debt to common equity and earnings of the company at end of reporting period:


   The following reported items are for the consolidated SEEBOARD Group (SEEBOARD plc, SEEBOARD Group plc, CSW Investments, CSW Finance Company, CSW UK Holdings, CSW International Two and CSW International Three).

   December 31, 1998 (millions)
    Ratio            1.2:1
    Debt            $1,132
    Equity          $944

   1998 consolidated income from the SEEBOARD Group (as defined above) was $116.6 million.

   (d)   Identify any service, sales or construction contracts with CSW or subs:

   None.

Part I - Foreign Utility Company


Empresa de Eletricidade Vale Paranapanema S. A.

   (a)Company, Location, Business Address:

      Empresa de Eletricidade Vale Paranapanema S.A.
      Avenida Paulista, No. 2439, 5th floor
      Sao Paulo, Sao Paulo
      Brazil


   (b)Identify type and amount of capital invested:
      Identify any debt or financial obligation with recourse to CSW or subs:
      Identify any  guarantee of a security of the EWG or FUCO by CSW:
      Identify any transfer of assets, FMV of asset at time of transfer, book value and sales price of transferred asset:

   Through December 31, 1998, CSW Vale L.L.C. held 21,498,447 shares (21.42%) of the common stock and 50,167,596 shares (100%) of the Series "B" preferred stock of Empresa de Eletricidade Vale Paranapanema S.A. for a total investment of $80,050,515. During 1998, CSW Vale L.L.C. invested an additional $100 million in convertible debt issued by Empresa de Eletricidade Vale Panapanema S. A.


   (c)Ratio of debt to common equity and earnings of the company at end of reporting period:

   The following reported items are for CSW International, Inc. consolidated (CSW International, Inc., CSW International, Inc. (Cayman) and CSW Vale L.L.C. as it relates to the Vale acquisition.

   December 31, 1998 (unaudited)
    Ratio            1:1
    Debt           $99,779,209
    Equity         $92,758,750

   1998 consolidated income from CSW International, Inc. (as defined above) was R$12.4 million.

   (d)Identify any service, sales or construction contracts with CSW or subs:

   None


   Note:  R = Reals

Enertek, S. A. de C.V.

   (a)Company, Location, Business Address:

      Enertek, S. A. de C. V.
      Avenida Gomez Morin IIII-C
      Garza Garcia, Nuevo Leon
      CP 66254
      Mexico


   (b) Identify type and amount of capital invested:
       Identify any debt or financial obligation with recourse to CSW or subs:
       Identify any guarantee of a security of the EWG or FUCO by CSW:
       Identify any transfer of assets, FMV of asset at time of transfer, book value and sales price of transferred asset:

   Enertek is a special purpose company formed to own a natural gas fired co-generation plant to be located near the city of Altamira, Tamaulipas, Mexico. As of December 31, 1998, CSW International, Inc. had made construction loans of $30,714,000 to Enertek, S.A. de C.V.


   (c) Ratio of debt to common equity and earnings of the company at end of reporting period:

   December 31, 1998 (unaudited)
    Ratio           4.8:1
    Debt           NP$608,484,460
    Equity         NP$126,888,600

   1998 income from Enertek was $1.6 million.


   (d) Identify any service, sales or construction contracts with CSW or subs:

   None


   Note:  NP = Nuevo Pesos

Part I - Exempt Wholesale Generators


   (a)Company, Location, Business Address:

   CSW Development-3, Inc.
   1616 Woodall Rodgers Freeway
   Dallas, Texas  75202

   CSW Northwest GP, Inc.
   1616 Woodall Rodgers Freeway
   Dallas, Texas  75202

   CSW Northwest LP, Inc.
   1616 Woodall Rodgers Freeway
   Dallas, Texas  75202

   Frontera Generation Limited Partnership
   1616 Woodall Rodgers Freeway
   Dallas, Texas   75202

   Newgulf Power Venture, Inc.
   1616 Woodall Rodgers Freeway
   Dallas, Texas  75202


   (b) Identify type and amount of capital invested:
       Identify any debt or financial obligation  with  recourse to CSW or subs:
       Identify any  guarantee of a security of the EWG or FUCO by CSW:
       Identify any transfer of assets, FMV of asset at time of transfer, book value and sales price of transferred asset:

   CSW Northwest EWGs and CSW Development-3, Inc. are inactive at this time and no capital has been invested in them. It is anticipated that these entities will participate in joint development of energy projects in the Pacific Northwest.

   CSWE, the ultimate parent company of the aforementioned EWGs, has loaned funds to a nonaffiliated party for development of EWG projects. At December 31, 1998, such loans totaled approximately $3.3 million.

   Frontera Generation Limited Partnership was organized on January 16, 1998 to own the Frontera energy project. The facility is under construction and not yet operational. At December 31, 1998, approximately $80.4 million had been invested.

   Newgulf Power Venture, Inc. was organized on October 13, 1994 to own the Texas Gulf energy project. At December 31, 1998, the capital invested in this EWG, including funds used for the modification, maintenance and repair required for recommissioning the plant, totaled approximately $16.8 million.

Part I - Exempt Wholesale Generators

   (c) Ratio of debt to common equity and earnings of the company at end of reporting period:

Newgulf Power Venture, Inc.

   December 31, 1998 (unaudited)
    Ratio            .80:1
    Debt            $7,254,196
    Equity          $9,218,187


   1998 income from the Newgulf Power Venture, Inc.  was  ($779,000).


   (d) Identify any service, sales or construction contracts with CSW or subs:

   None.



Part II     Organizational Chart

   Foreign Utility Company - see Exhibit H.
   Exempt Wholesale Generators - See Exhibit H.


Part III    CSW's aggregate investment in EWG's and FUCO's respectively:
            The ratio of CSW's aggregate investment in EWGs and FUCOs to the aggregate Capital investment of CSW's domestic public-utility subs:

   Foreign Utility Companies: the aggregate investment in FUCOs as of December 31, 1998 was approximately $835 million.

   Exempt Wholesale Generators: the aggregate investments (including loans to nonaffiliated party) as of December 31, 1998 was approximately $65 million.

   Ratio of Aggregate Investment to Aggregate Capital Investment* at December 31, 1998: 50%.


* Defined as the average of CSW's reported consolidated retained earnings for each of the most recent four quarters as of December 31, 1998.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS.

              CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

                                                                        Page

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS                               62 - 63


CONSOLIDATING FINANCIAL STATEMENTS

Central and South West Corporation and Subsidiary Companies

        Consolidating Statement of Income for the year ended
          December 31, 1998                                                  64

        Consolidating Balance Sheet as of December 31, 1998             65 - 66

        Consolidating Statement of Cash Flows for the year
         ended December 31, 1998                                             67

        Consolidating Statement of Stockholders' Equity for
         the year ended December 31, 1998                                    68

Pursuant to Exhibit A, the combined annual report on Form 10-K for the year ended December 31, 1998, for CSW, CPL, PSO, SWEPCO and WTU is incorporated herein by reference.

              CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

                                                                        Page
CSW Energy, Inc. and subsidiary companies (unaudited)

        Consolidating Statement of Income for the year ended
         December 31, 1998                                                   69

        Consolidating Balance Sheet as of December 31, 1998             70 - 71

        Statement of Cash Flows for the year ended December 31, 1998         72

        Consolidating Statement of Stockholders' Equity for the year
         ended December 31, 1998                                             73


CSW International, Inc. and subsidiary companies (unaudited)

        Consolidating Statement of Income for the year ended
         December 31, 1998                                                   74

        Consolidating Balance Sheet as of December 31, 1998             75 - 76

        Consolidating Statement of Cash Flows for the year ended
         December 31, 1998                                                   77

        Consolidating Statement of Stockholders' Equity for the
         year ended December 31, 1998                                        78


C3 Communications, Inc. and subsidiary companies (unaudited)

        Consolidating Statement of Income for the year ended
         December 31, 1998                                                   79

        Consolidating Balance Sheet as of December 31, 1998             80 - 81

        Consolidating Statement of Cash Flows for the year
         ended December 31, 1998                                             82

        Consolidating Statement of Stockholders' Equity for the
         year ended December 31, 1998                                        83

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Central and South West Corporation:

      We have audited the consolidated balance sheets of Central and South West Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows, for each of the three years ended December 31, 1998, incorporated by reference herein. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSW UK Finance Company (1998 and 1997 - which includes CSW Investments) and CSW Investments (1996), which statements reflect total assets and total revenues of 22 percent and 32 percent in 1998, 22 percent and 35 percent in 1997, and 36 percent of total revenues in 1996, respectively, of the consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Central and South West Corporation and subsidiary companies as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating schedules of Central and South West Corporation and subsidiaries listed in Item 10 are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Public Utility Holding Company Act of 1935 and are not a required part of the basic consolidated financial statements. These consolidating schedules have been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, based on our audits and the report of other auditors, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



Arthur Andersen LLP

Dallas, Texas
February 12, 1999

AUDITOR'S REPORT TO THE MEMBERS OF CSW UK FINANCE COMPANY

We have audited the consolidated balance sheets of CSW UK Finance Company and subsidiaries as of 31 December 1998 and the related consolidated statement of earnings, statements of cash flows and statement of retained earnings for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used in and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSW UK Finance Company and subsidiaries at 31 December 1998 and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations and shareholders' equity as of and for the year ended 31 December 1998 to the extent summarised in the notes to the consolidated financial statements.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements of CSW UK Finance Company and subsidiaries taken as a whole. The consolidating schedules of CSW UK Finance Company and subsidiaries under the column headed SEEBOARD in Item 10 are presented under US generally accepted accounting principles for purposes of complying with the US Securities and Exchange Commission's rules and regulations under the Public Utility Holding Company Act of 1935 and are not a required part of the basic consolidated financial statements. The column headed SEEBOARD in the consolidating schedules has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated statements taken as a whole.



KPMG Audit Plc                                                         London
Chartered Accountants                                           30 April 1999
Registered Auditor

                             CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                                       CONSOLIDATING STATEMENT OF INCOME
                                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                     (MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                              ELIM.
                                CSW                                                                                           RCLS&
                                CON    CPL    PSO    SWP   WTU   CORP   CSWS   C3*  CSWL CREDIT  CSWE*   CSWI*  ENERSHOP ESI   RND

OPERATING REVENUES             5,482  1,406   780    953   425     0      0    20     1    85     136    1,777      8      1   (110)

OPERATING EXPENSES AND TAXES
 Fuel and purchased power      1,301    426   367    407   171     0      3     0     0     0       0        0      0      0    (73)
 UK cost of sales              1,204      0     0      0     0     0      0     0     0     0       0    1,204      0      0      0
 Other operating expense       1,029    260   109    141    89    35    196    29     0    23     110      265     15     10   (253)
 Maintenance                     169     64    37     51    17     0     21     0     0     0       0        0      0      0    (21)
 Depreciation and amortization   521    185    73     98    43     0     10     5     0     0      11       95      1      0      0
 Taxes, other than income        189     71    30     57    25     2      8     1     0     1       3        0      0      0     (9)
 Income taxes                    203    117    49     48    21   (21)     2    (7)    0     6       2       (8)    (3)    (3)     0
    TOTAL OPERATING EXPENSES
     AND TAXES                 4,616  1,123   665    802   366    16    240    28     0    30     126    1,556     13      7   (356)

OPERATING INCOME                 866    283   115    151    59   (16)  (240)   (8)    1    55      10      221     (5)    (6)   246


OTHER INCOME AND (DEDUCTIONS)     42      1     0      2     3   511    245    12     0     0      26       26      1     (1)  (784)

INCOME BEFORE INTEREST AND OTHER
 CHARGES                         908    284   115    153    62   495      5     4     1    55      36      247     (4)    (7)  (538)

INTEREST AND OTHER CHARGES
 Interest on long-term debt      311     93    29     39    20     0      1     0     0     0      15      114      0      0      0
 Preferred dividend requirements
  of subs                          8      0     0      0     0     0      0     0     0     0       0        0      0      0      8
 Loss on reacquired preferred
  stock                            1      0     0      1     0     0      0     0     0     0       0        0      0      0      0
 Interest on short-term debt
  and other                      148     29     9     15     4    55      4     4     0    43      19       19      1      0    (54)
     TOTAL INTEREST CHARGES      468    122    38     55    24    55      5     4     0    43      34      133      1      0    (46)

INCOME BEFORE EXTRAORDINARY
  ITEM                           440    162    77     98    38   440      0     0     1    12       2      114     (5)    (7)  (492)
 Extraordinary Item - UK
  windfall profits tax             0      0     0      0     0     0      0     0     0     0       0        0      0      0      0
 Preferred Stock Dividends         0      7     0      1     0     0      0     0     0     0       0        0      0      0     (8)
NET INCOME FOR COMMON STOCK      440    155    77     97    38   440      0     0     1    12       2      114     (5)    (7)  (484)

EARNINGS PER SHARE OF COMMON
 STOCK                         $2.07
AVERAGE COMMON SHARES
 OUTSTANDING                   212.4

* See pages 69-73 for additional detail on CSWE, pages 74-78 for additional detail on CSWI and pages 79-83 for additional detail on C3.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.

                             CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATING BALANCE SHEET
                                   FOR THE YEAR ENDED DECEMBER 31, 1998
                                                 (MILLIONS)

                                                                                                                               ELIM.
                                CSW                                                                                            RCLS&
                                CON    CPL    PSO    SWP   WTU   CORP   CSWS   C3*  CSWL CREDIT  CSWE*   CSWI*  ENERSHOP ESI   RND

ASSETS

FIXED ASSETS
Electric
   Production                  5,887  3,146   913  1,398   430     0      0     0     0     0       0        0      0      0      0
   Transmission                1,594    527   379    474   214     0      0     0     0     0       0        0      0      0      0
   Distribution                4,681  1,090   855    916   382     0      0     0     0     0       0    1,437      0      0      1
   General                     1,380    298   211    321   109     1    120     0     0     0       0      321      0      0     (1)
   Construction work in
    progress                     166     67    34     49    12     0      4     0     0     0       0        0      0      0      0
   Nuclear fuel                  207    207     0      0     0     0      0     0     0     0       0        0      0      0      0
       Total Electric         13,915  5,335 2,392  3,158 1,147     1    124     0     0     0       0    1,758      0      0      0
Other diversified                333      2     0      0     0    (1)     0    37     0     0     286        5      5      0     (1)
                              14,248  5,337 2,392  3,158 1,147     0    124    37     0     0     286    1,763      5      0     (1)
Less - accumulated
 depreciation                  5,652  2,073 1,082  1,317   474     0     40     1     0     0       9      656      1      0     (1)
                               8,596  3,264 1,310  1,841   673     0     84    36     0     0     277    1,107      4      0      0

INVESTMENTS IN SUBSIDIARIES        0      0     0      0     0 3,875      0     0     0     0       0        0      0      0 (3,875)

CURRENT ASSETS
   Cash and temporary cash
    investments                  157      5     5      4     2   346      2     0     1     0      29       81      0      0   (318)
   Accounts receivable         1,110     51    33     40    32   227     40     3     0   834     195      325      2      0   (672)
   Under-recovered fuel cost       4      0     0      0     4     0      0     0     0     0       0        0      0      0      0
   Material and supplies,
    at average cost              191     60    33     25    14     0      0     0     0     0       0       58      0      0      1
   Electric utility fuel
    inventory,substantially
    at average cost               90     20    17     40    13     0      0     0     0     0       0        0      0      0      0
   Prepayments and other         199      4    14     23     7     7      0     1     0     3       1       33      5      1    100
                               1,751    140   102    132    72   580     42     4     1   837     225      497      7      1   (889)

DEFERRED CHARGES AND OTHER ASSETS
   Mirror CWIP asset             257    257     0      0     0     0      0     0     0     0       0        0      0      0      0
   Deferred plant costs          497    482     0      0    15     0      0     0     0     0       0        0      0      0      0
   Other non-utility
    investments                  432      3    20      6     1     0      1     1    58     0     186      155      0      0      1
   Securities available for
    sale                          66      0     0      0     0     0      0     0     0     0       0       66      0      0      0
   Income tax related
    regulatory assets, net       308    360     0      0     0     0      0     0     0     0       0        0      0      0    (52)
   Goodwill                    1,402      0     0      0     0     0      0     0     0     0       0    1,402      0      0      0
   Deferred charges and
    other assets                 435    151    35     71    38    41     20     1    (1)    0      13       66      1      0     (1)
                               3,397  1,253    55     77    54    41     21     2    57     0     199    1,689      1      0    (52)

                              13,744  4,657 1,467  2,050   799 4,496    147    42    58   837     701    3,293     12      1 (4,816)

* See pages 69-73 for additional detail on CSWE, pages 74-78 for additional detail on CSWI and pages 79-83 for additional detail on C3.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.

                             CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                                         CONSOLIDATING BALANCE SHEET
                                           AS OF DECEMBER 31, 1998
                                                 (MILLIONS)

                                                                                                                               ELIM.
                                CSW                                                                                            RCLS&
                                CON    CPL    PSO    SWP   WTU   CORP   CSWS   C3*  CSWL CREDIT  CSWE*   CSWI*  ENERSHOP ESI   RND

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common Stock
   Common stock                  744    169   157    136   137   744      0     0     0     0       0        0      0      0   (599)
   Paid-in-capital             1,049    405   180    245     2 1,049      0     0    18    65     108      829      0      0 (1,852)
   Retained earnings           1,823    739   145    301   117 1,822      0   (19)    1     0       3      158    (10)    (8)(1,426)
   Foreign currency
    translation and other          8      0     0     (1)    1    (6)     0     0     0     0       0       14      0      0      0
                               3,624  1,313   482    681   257 3,609      0   (19)   19    65     111    1,001    (10)    (8)(3,877)
Preferred Stock
   Not subject to mandatory
    redemption                   176    163     5      5     2     0      0     0     0     0       0        0      0      0      1
   Subject to mandatory
    redemption                     0      0     0      0     0     0      0     0     0     0       0        0      0      0      0
Trust Preferred Securities       335    150    75    110     0     0      0     0     0     0       0        0      0      0      0
Long-term debt                 3,785  1,147   368    507   282     0      0     0     0     0     349    1,133      0      0     (1)
                               7,920  2,773   930  1,303   541 3,609      0   (19)   19    65     460    2,134    (10)    (8)(3,877)

CURRENT LIABILITIES
   Long-term debt and
    preferred stock due
     within twelve months        169    125     0     44     0     0      0     0     0     0       0        0      0      0      0
   Loan notes                     32      0     0      0     0     0      0     0     0     0       0       32      0      0      0
   Short-term debt               811    160    16     41     5   811     97     0     0     0       0        0      0      0   (319)
   Short-term debt--CSW
    Credit                       749      0     0      0     0     0      0     0     0   749       0        0      0      0      0
   Accounts payable              624    125    86    111    51    23     24    52     0     6     108      570     21      9   (562)
   Accrued taxes                 190     47    23     23    10    (3)     1     1     0     0       0       90     (1)    (1)     0
   Accrued interest               84     27     8     14     4     0      0     0     0     0       3       29      0      0     (1)
   Other                         218     28    39     32     4     0      3     5     0    22      26       58      1      1     (1)
                               2,877    512   172    265    74   831    125    58     0   777     137      779     21      9   (883)

DEFERRED CREDITS
   Accumulated deferred
    income taxes               2,410  1,222   277    399   141    11     13     3    38    (5)     38      274      0      0     (1)
   Investment tax credits        267    138    39     62    27     0      0     0     0     0       0        0      0      0      1
   Income tax related
    regulatory liabilities,
    net                           53      0    36      5    12     0      0     0     0     0       0        0      0      0      0
   Other                         217     12    13     16     4    45      9     0     1     0      66      106      1      0    (56)
                               2,947  1,372   365    482   184    56     22     3    39    (5)    104      380      1      0    (56)

                              13,744  4,657 1,467  2,050   799 4,496    147    42    58   837     701    3,293     12      1 (4,816)

* See pages 69-73 for additional detail on CSWE, pages 74-78 for additional detail on CSWI and pages 79-83 for additional detail on C3.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.

                             CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                                     CONSOLIDATING STATEMENT OF CASH FLOWS
                                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                                   (MILLIONS)

                                                                                                                               ELIM.
                                CSW                                                                                            RCLS&
                                CON    CPL    PSO    SWP   WTU   CORP   CSWS   C3*  CSWL CREDIT  CSWE*   CSWI*  ENERSHOP ESI   RND

OPERATING ACTIVITIES
Net income                       440    162    77     98    38   440      0     0     1    12       2      114     (5)    (7)  (492)
Non-cash items included in
 net income
   Depreciation and
    amortization                 552    207    76    104    44     0     10     5     0     0      11       95      1      0     (1)
   Deferred income taxes and
    investment tax credits       (56)   (12)   (3)   (16)   (8)  (10)    (1)    1    (6)   (2)     (7)       9      0      0     (1)
   Preferred stock dividends       8      0     0      0     0     0      0     0     0     0       0        0      0      0      8
   Gain on reacquired
    preferred stock                1      0     0      0     0     0      0     0     0     0       0        0      0      0      1
   Gain on sale of investments   (13)     0     0      0     0     0      0   (13)    0     0       0        0      0      0      0
   Charges for investments
    and assets                    39     19     4      2     2     0      0     0     0     0       5        4      1      3     (1)
Changes in assets and
 liabilities
   Accounts receivable          (187)    10   (13)    41   (21)   17     (6)   (5)    0  (128)      4        5     (1)     0    (90)
   Accounts payable               69     40     3    (26)    0     8     (7)  (51)    0     3      20       47     12      7     13
   Accrued taxes                  20     33    24     10    (1)  (10)    (1)    3     0     1       1      (41)     0      0      1
   Fuel recovery                 109     52    31     18     8     0      0     0     0     0       0        0      0      0      0
   Undistributed earnings          0      0     0      0     0    13      0     0     0     0       0       99      0      0   (112)
Other                            (40)   (72)   (6)    (5)   (2)  (13)    (4)  (12)   (2)    3       2       78     (2)    (3)    (2)
                                 942    439   193    226    60   445     (9)  (72)   (7) (111)     38      410      6      0   (676)

INVESTING ACTIVITIES
   Construction expenditures    (492)  (124)  (69)   (83)  (37)    0     (5)  (52)    0     0       0     (117)    (6)     0      1
   Acquisition expenditures        0      0     0      0     0     0      0     0     0     0       0        0      0      0      0
   CSWE/CSWI non-SEEBOARD
    projects                    (184)     0     0      0     0     0      0     0     0     0     (96)     (88)     0      0      0
   Sale of National Grid asset     0      0     0      0     0     0      0     0     0     0       0        0      0      0      0
   Cash proceeds from sale of
    investments                   56      0     0      0     0     0      0    56     0     0       0        0      0      0      0
   Other                         (15)    (7)   (8)    (5)   (6)  (18)     0     0     0     0       0       13      0      0     16
                                (635)  (131)  (77)   (88)  (43)  (18)    (5)    4     0     0     (96)    (192)    (6)     0     17

FINANCING ACTIVITIES
   Common stock sold              11      0     0      0     0    11      0     0     0    11       0        0      0      0    (11)
   Capital contributions           0      0     0      0     0     0      0     0     8     0       0        0      0      0     (8)
   Proceeds from issuance of
    long-term debt               154      0     0      0     0     0      0     5     0     0     149        0      0      0      0
   SEEBOARD acquisition
    financing                      0      0     0      0     0     0      0     0     0     0       0        0      0      0      0
   Trust preferred securities
    sold                           0      0     0      0     0     0      0     0     0     0       0        0      0      0      0
   Redemption of preferred
    stock                        (28)     0     0    (28)    0     0      0     0     0     0       0        0      0      0      0
   Reacquisition/Retirement
    of long-term debt           (182)   (64)  (55)    (2)    0     0    (60)    0     0     0       0        0      0      0     (1)
   Other financing activities     (4)     0     0      0     0     0      0     0     0     0       0       (4)     0      0      0
   Change in short-term debt     202     17    11     15     4    89     71    61     1   112     (65)     (80)     0      0    (34)
   Payment of dividends         (378)  (256)  (69)  (121)  (40) (369)     0     0    (6)  (12)      0      (99)     0      0    594
                                (225)  (303) (113)  (136)  (36) (269)    11    66     3   111      84     (183)     0      0    540

Effect of exchange rate changes
 on cash and cash equivalents      0      0     0      0     0     0      0     0     0     0       0        0      0      0      0

Net change in cash and cash
 equivalents                      82      5     3      2   (19)  158     (3)   (2)   (4)    0      26       35      0      0   (119)
Cash and cash equivalents at
 beginning of year                75      0     2      2    21   188      5     2     5     0       3       46      0      0   (199)
Cash and cash equivalents at
 end of year                     157      5     5      4     2   346      2     0     1     0      29       81      0      0   (318)

SUPPLEMENTAL INFORMATION
   Interest paid less amount
    capitalized                  446     99    38     50    17    50      5     0     0    43      21      186      1      0    (64)
   Income taxes paid             357     94    34     58    30    36      2    (4)    5     7       8       94     (2)    (3)    (2)

* See pages 69-73 for additional detail on CSWE, pages 74-78 for additional detail on CSWI and pages 79-83 for additional detail on C3.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.

                             CENTRAL AND SOUTH WEST CORPORATION AND SUBSIDIARIES
                               CONSOLIDATING STATEMENT OF STOCKHOLDERS' EQUITY
                                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                                  (MILLIONS)

                                                                                                                               ELIM.
                                CSW                                                                                            RCLS&
                                CON    CPL    PSO    SWP   WTU   CORP   CSWS   C3*  CSWL CREDIT  CSWE*   CSWI*  ENERSHOP ESI   RND

Stockholders' Equity at
 beginning of year
   Common stock                  743    169    157   136   137   743      0      0     0     0      0        0      0      0   (599)
   Paid-in capital             1,039    405    180   245     2 1,039      0      0    13    54    108      829      0      0 (1,836)
   Retained earnings           1,751    833    137   324   120 1,751      0    (19)    3     0      1       44     (4)    (1)(1,438)
   Accumulated comprehensive
    income
      Foreign currency
       translation adjustment     27      0      0     0     0     0      0      0     0     0      0       26      0      0      1
      Unrealized gains/(losses)    1      0      0     0     0     0      0      6     0     0      0       (4)     0      0     (1)
      Minimum pension liability  (5)      0      0     0     0    (5)     0      0     0     0      0        0      0      0      0
      Total Accum. comprehensive
       income                     23      0      0     0     0    (5)     0      6     0     0      0       22      0      0      0
   Total Shareholders' Equity  3,556  1,407    474   705   259 3,528      0    (13)   16    54    109      895     (4)    (1)(3,873)


1998 Changes in Stockholders'
 Equity
   Common stock                    1      0      0     0     0     1      0      0     0     0      0        0      0      0      0
   Paid-in capital                10      0      0     0     0    10      0      0     8    11      0        0      0      0    (19)
   Retained earnings
      Net income for year        440    162     77    98    38   440      0      0     1    12      2      114     (5)    (7)  (492)
      Dividends paid to common
       stockholders             (370)  (256)   (69) (122)  (40) (370)     0      0    (6)  (12)     0        0      0      0    505
      Other                        2      0      0     0    (1)    1      0      0     0     0      0        0      0      0      2
   Accumulated comprehensive income
      Foreign currency translation
       adjustment                  7      0      0     0     0     0      0      0     0     0      0        8      0      0     (1)
      Unrealized gains/(losses)  (21)     0      0     0     0     0      0     (6)    0     0      0      (16)     0      0      1
      Minimum pension liability   (1)     0      0     0     0    (1)     0      0     0     0      0        0      0      0      0
      Total Accum. comprehensive
       income                    (15)     0      0     0     0    (1)     0     (6)    0     0      0       (8)     0      0      0
   Total Shareholders' Equity     68    (94)     8   (24)   (3)   81      0     (6)    3    11      2      106     (5)    (7)    (4)


Stockholders' Equity at end of
  year
   Common stock                  744    169    157   136   137   744      0      0     0     0      0        0      0      0   (599)
   Paid-in capital             1,049    405    180   245     2 1,049      0      0    21    65    108      829      0      0 (1,855)
   Retained earnings           1,823    739    145   300   117 1,822      0    (19)   (2)    0      3      158     (9)    (8)(1,423)
   Accumulated comprehensive
    income
      Foreign currency translation
       adjustment                 34      0      0     0     0     0      0      0     0     0      0       34      0      0      0
      Unrealized gains/(losses)  (20)     0      0     0     0     0      0      0     0     0      0      (20)     0      0      0
      Minimum pension liability   (6)     0      0     0     0    (6)     0      0     0     0      0        0      0      0      0
      Total Accum. comprehensive
       income                      8      0      0     0     0    (6)     0      0     0     0      0       14      0      0      0
   Total Shareholders' Equity  3,624  1,313    482   681   256 3,609      0    (19)   19    65    111    1,001     (9)    (8)(3,877)


* See pages 69-73 for additional detail on CSWE, pages 74-78 for additional detail on CSWI and pages 79-83 for additional detail on C3.

The notes to financial statements (herein incorporated by reference as part of Exhibit A-1) are an integral part of this statement.

                                             CSW ENERGY, INC. AND SUBSIDIARIES
                                             CONSOLIDATING STATEMENT OF INCOME
                                            FOR THE YEAR ENDED DECEMBER 31,1998
                                                        (MILLIONS)

                                                                                                                              ELIM.
                                             CSWE                                                                            RCLSS&
                                              CON   CSWE   CSWD-I  CSWD-II  CSWFL  NEWGULF SWEENY FRNTRA  DECCO  CSWS-I  PMI  RND

TOTAL OPERATING REVENUES                      136      4       3      0       11      3      107     0       7      0      0    1

OPERATING EXPENSES AND TAXES
     Fuel and purchased power                   0      0       0      0        0      0        0     0       0      0      0    0
     UK cost of sales                           0      0       0      0        0      0        0     0       0      0      0    0
     Other operating expense                  110     10       0      0        0      3       84     1      11      0      1    0
     Maintenance                                0      0       0      0        0      0        0     0       0      0      0    0
     Depreciation and amortization             11      0       0      0        3      1        7     0       0      0      0    0
     Taxes other than income                    3      1       0      0        0      0        2     0       0      0      0    0
     Income taxes                               2     (1)      2      0        2     (1)       0     0       0      0      0    0
TOTAL OPERATING EXPENSES                      126     10       2      0        5      3       93     1      11      0      1    0

OPERATING INCOME                               10     (6)      1      0        6      0       14    (1)     (4)     0     (1)   1


OTHER INCOME AND DEDUCTIONS                    26     21       0      0       (2)     0        4     0       0      0      1    2

INCOME BEFORE INTEREST AND OTHER CHARGES       36     15       1      0        4      0       18    (1)     (4)     0      0    3

INTEREST AND OTHER CHARGES
      Interest on long-term debt               15     15       0      0        0      0        0     0       0      0      0    0
      Preferred dividend requirements of
       subs                                     0      0       0      0        0      0        0     0       0      0      0    0
      Gain on reacquired preferred stock        0      0       0      0        0      0        0     0       0      0      0    0
      Interest on short-term debt and other    19      4      (2)     0       (4)     1       17     0       0      0      0    3
             TOTAL INTEREST CHARGES            34     19      (2)     0       (4)     1       17     0       0      0      0    3

INCOME BEFORE EXTRAORDINARY ITEM                2     (4)      3      0        8     (1)       1    (1)     (4)     0      0    0
      Extraordinary Item                        0      0       0      0        0      0        0     0       0      0      0    0
NET INCOME FOR COMMON STOCK                     2     (4)      3      0        8     (1)       1    (1)     (4)     0      0    0


                                            CSW ENERGY, INC. AND SUBSIDIARIES
                                               CONSOLIDATING BALANCE SHEET
                                                 AS OF DECEMBER 31, 1998
                                                        (MILLIONS)

                                                                                                                              ELIM.
                                             CSWE                                                                            RCLSS&
                                              CON   CSWE   CSWD-I  CSWD-II  CSWFL  NEWGULF SWEENY FRNTRA  DECCO  CSWS-I  PMI  RND
ASSETS

FIXED ASSETS
Electric
     Production                                 0      0       0      0        0      0        0     0       0      0      0    0
     Transmission                               0      0       0      0        0      0        0     0       0      0      0    0
     Distribution                               0      0       0      0        0      0        0     0       0      0      0    0
     General                                    0      0       0      0        0      0        0     0       0      0      0    0
     Construction work in progress              0      0       0      0        0      0        0     0       0      0      0    0
     Nuclear fuel                               0      0       0      0        0      0        0     0       0      0      0    0
     Total electric                             0      0       0      0        0      0        0     0       0      0      0    0
Other Diversified                             286      1       0      0        0     18      186    80       1      0      0    0
Total Plant                                   286      1       0      0        0     18      186    80       1      0      0    0
Less - accumulated depreciation                 9      0       0      0        0      1        8     0       0      0      0    0
NET PLANT                                     277      1       0      0        0     17      178    80       1      0      0    0

INVESTMENT IN SUBSIDIARIES                      0      0       0      0        0      0        0     0       0      0      0    0

CURRENT ASSETS
     Cash and temporary cash investments       29      0       0      0        0      0       29     0       0      0      0    0
     Accounts Receivable                      195    182       0      0       66      0       10     0       2      1      0  (66)
     Unrecovered fuel costs                     0      0       0      0        0      0        0     0       0      0      0    0
     Material and supplies, at average
      cost                                      0      0       0      0        0      0        0     0       0      0      0    0
     Electric utility fuel inventory            0      0       0      0        0      0        0     0       0      0      0    0
     Prepayments and other                      1      0       0      0        0      0        0     0       1      0      0    0
TOTAL CURRENT ASSETS                          225    182       0      0       66      0       39     0       3      1      0  (66)

DEFERRED CHARGES AND OTHER ASSETS
     Mirror CWIP asset                          0      0       0      0        0      0        0     0       0      0      0    0
     Deferred plant costs                       0      0       0      0        0      0        0     0       0      0      0    0
     Other non-utility investments            186    301      43      0       70      0        0     0       0      0      0 (228)
     Prepaid benefit cost                       0      0       0      0        0      0        0     0       0      0      0    0
     Income tax related regulatory assets,
      net                                       0      0       0      0        0      0        0     0       0      0      0    0
     Goodwill                                   0      0       0      0        0      0        0     0       0      0      0    0
     Deferred charges and other assets         13      6       0      0        4      0        3     0       0      0      0    0
TOTAL DEFERRED CHARGES AND OTHER ASSETS       199    307      43      0       74      0        3     0       0      0      0 (228)

TOTAL ASSETS                                  701    490      43      0      140     17      220    80       4      1      0 (294)


                                             CSW ENERGY, INC. AND SUBSIDIARIES
                                                CONSOLIDATING BALANCE SHEET
                                                   AS OF DECEMBER 31,1998
                                                         (MILLIONS)


                                                                                                                              ELIM.
                                             CSWE                                                                            RCLSS&
                                              CON   CSWE   CSWD-I  CSWD-II  CSWFL  NEWGULF SWEENY FRNTRA  DECCO  CSWS-I  PMI  RND
CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common stock
     Common stock                               0      0       0      0        0      0        0     0       0      0      0    0
     Paid-in-capital                          108    111      43      0       83     11        2     0       4      0      0 (146)
     Retained Earnings                          3    (29)      7     (4)      34     (1)       1    (1)     (4)     0      0    0
     Foreign currency translation and
       other                                    0      0       0      0        0      0        0     0       0      0      0    0
                                              111     82      50     (4)     117     10        3    (1)      0      0      0 (146)

Preferred stock
     Not subject to mandatory redemption        0      0       0      0        0      0        0     0       0      0      0    0
     Subject to mandatory redemption            0      0       0      0        0      0        0     0       0      0      0    0
Trust Preferred Securities                      0      0       0      0        0      0        0     0       0      0      0    0
Long-term debt                                349    200       0      0        0      0      149     0       0      0      0    0
                                              460    282      50     (4)     117     10      152    (1)      0      0      0 (146)

CURRENT LIABILITIES
     Long-term debt and preferred stock due
          within twelve months                  0      0       0      0        0      0        0     0       0      0      0    0
     Loan notes                                 0      0       0      0        0      0        0     0       0      0      0    0
     Short-term debt                            0      0       0      0        0      0        0     0       0      0      0    0
     Short-term debt-CSW Credit                 0      0       0      0        0      0        0     0       0      0      0    0
     Accounts Payable                         108    147     (27)     4       (2)     7       43    80       4      1      0 (149)
     Accrued taxes                              0    (3)       0      0        3     (1)       1     0       0      0      0    0
     Accrued interest                           3      3       0      0        0      0        0     0       0      0      0    0
     Other                                     26      3       0      0        0      0       20     1       0      0      0    2
Total Current Liabilities                     137    150     (27)     4        1      6       64    81       4      1      0 (147)

DEFERRED CREDITS
     Accumulared deferred income taxes         38     (5)     20      0       19      1        4     0       0      0      0   (1)
     Investment tax credits                     0      0       0      0        0      0        0     0       0      0      0    0
     Income tax related regulatory
      liabilities, new                          0      0       0      0        0      0        0     0       0      0      0    0
     Other                                     66     63       0      0        3      0        0     0       0      0      0    0
Total Deferred Credits                        104     58      20      0       22      1        4     0       0      0      0   (1)

TOTAL CAPITALIZATION AND LIABILITIES          701    490      43      0      140     17      220    80       4      1      0 (294)


                        CSW ENERGY, INC. AND SUBSIDIARIES
                      CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (MILLIONS)


CSWE does not prepare a consolidating statement of cash flows. Instead, a consolidated statement of cash flows is prepared which is presented as part of the Central and South West Corporation and Subsidiaries Consolidating Statement of Cash Flows.

                                        CSW ENERGY, INC. AND SUBSIDIARIES
                                 CONSOLIDATING STATEMENT OF STOCKHOLDERS' EQUITY
                                              AS OF DECEMBER 31,1998
                                                    (MILLIONS)


                                                                                                                              ELIM.
                                             CSWE                                                                            RCLSS&
                                              CON   CSWE   CSWD-I  CSWD-II  CSWFL  NEWGULF SWEENY FRNTRA  DECCO  CSWS-I  PMI  RND

Stockholders' Equity at beginning of year
  Common stock                                  0      0       0      0        0      0        0     0       0      0      0    0
  Paid-in capital                             108    111      43      0       83     11        2     0       0      0      0 (142)
  Retained Earnings                             1    (25)      4     (4)      26      0        0     0       0      0      0    0
 Accumulated comprehensive income
  Foreign currency translation
   adjustment                                   0      0       0      0        0      0        0     0       0      0      0    0
  Unrealized gains/(losses)                     0      0       0      0        0      0        0     0       0      0      0    0
  Minimum pension liability                     0      0       0      0        0      0        0     0       0      0      0    0
  Total Accum. comprehensive income             0      0       0      0        0      0        0     0       0      0      0    0
 Total Shareholders' Equity                   109     86      47     (4)     109     11        2     0       0      0      0 (142)

1998 Changes in Stockholders' Equity
 Common stock                                   0      0       0      0        0      0        0     0       0      0      0    0
 Paid-in capital                                0      0       0      0        0      0        0     0       4      0      0   (4)
 Retained earnings
  Net income for year                           2     (4)      3      0        8     (1)       1    (1)     (4)     0      0    0
  Dividends paid to common stockholders         0      0       0      0        0      0        0     0       0      0      0    0
  Other                                         0      0       0      0        0      0        0     0       0      0      0    0
 Accumulated comprehensive income
  Foreign currency translation adjustment       0      0       0      0        0      0        0     0       0      0      0    0
  Unrealized gains/(losses)                     0      0       0      0        0      0        0     0       0      0      0    0
  Minimum pension liability                     0      0       0      0        0      0        0     0       0      0      0    0
 Total Accum. comprehensive income              0      0       0      0        0      0        0     0       0      0      0    0
Total Shareholders' Equity                      2     (4)      3      0        8      (1)      1    (1)      0      0      0   (4)

Stockholders' Equity at end of year
  Common stock                                  0      0       0      0        0      0        0     0       0      0      0    0
  Paid-in capital                             108    111      43      0       83     11        2     0       4      0      0 (146)
  Retained earnings                             3    (29)      7     (4)      34    (1)        1    (1)     (4)     0      0    0
  Accumulated comprehensive income
   Foreign currency translation adjustment      0      0       0      0        0      0        0     0       0      0      0    0
   Unrealized gains/(losses)                    0      0       0      0        0      0        0     0       0      0      0    0
   Minimum pension liability                    0      0       0      0        0      0        0     0       0      0      0    0
   Total Accum. comprehensive income            0      0       0      0        0      0        0     0       0      0      0    0
  Total Shareholders' Equity                  111     82      50     (4)     117     10        3    (1)      0      0      0 (146)

                                        CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                                            CONSOLIDATING STATEMENT OF INCOME
                                          FOR THE YEAR ENDED DECEMBER 31, 1998
                                                       (MILLIONS)

                                                                                                                               ELIM.
                                 CSWI         CSWI      CSW      CHILE    LATIN    CSWI ENERGIA               CAPITAL        RCLSS &
                                  CON  CSWI (CAYMAN) VALE LLC   ENERGY AMERICAN  ENERGY    de   CSWI 2 CSWI 3 TRUST* SEEBOARD*   RND
                                                              HOLDINGS   ENERGY DEVELOP.  CSW


TOTAL OPERATING REVENUES       1,777     0      0       3        3        0        0       1      0      0      0     1,769      1

OPERATING EXPENSES AND TAXES
  Fuel and purchased power         0     0      0       0        0        0        0       0      0      0      0         0      0
  UK cost of sales             1,204     0      0       0        0        0        0       0      0      0      0     1,204      0
  Other operating expense        265    10      0       0        0        0        0       0      7      0      0       248     (0)
  Maintenance                      0     0      0       0        0        0        0       0      0      0      0         0      0
  Depreciation & acquisition
   amortization                   95     0      0       0        0        0        0       0      0      0      0        95      0
  Taxes other than income          0     0      0       2        0        0        0       0      0      0      0         0     (2)
  Income taxes                    (8)   (6)     0      (2)       0        0        0       0    (28)     0      0        29     (1)
      TOTAL OPERATING
       EXPENSES AND TAXES      1,556     4      0       0        0        0        0       0    (21)     0      0     1,576     (3)

OPERATING INCOME                 221    (4)     0       3        3        0        0       1     21      0      0       193      4

OTHER INCOME AND (DEDUCTIONS)     26     3      0       9        0        0        0       0     (1)     0      0        19     (4)

INCOME BEFORE INTEREST AND
 OTHER CHARGES                   247   (1)      0      12        3        0        0       1     20      0      0       212      0

INTEREST AND OTHER CHARGES
    Interest on long-term debt   114     0      0       0        0        0        0       0      0      0    (33)      147      0
    Preferred dividend
     requirements of subs          0     0      0       0        0        0        0       0      0      0      0         0      0
    Gain on reaquired preferred
     stock                         0     0      0       0        0        0        0       0      0      0      0         0      0
    Interest on short-term debt
     and other                    19    13      0       4        0        0        0       0      2      0      0         0      0
        TOTAL INTEREST
         CHARGES                 133    13      0       4        0        0       0        0      2      0    (33)      147      0

INCOME BEFORE EXTRAORDINARY
 ITEM                            114   (14)     0       8        3        0        0       1     18      0     33        65      0
    Extraordinary Item - UK
     windfall profits tax          0     0      0       0        0        0        0       0      0      0      0         0      0
NET INCOME FOR COMMON STOCK      114   (14)     0       8        3        0        0       1     18      0     33        65      0


* SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, CSW INVESTMENTS,
  CSW (UK) FINCO and CSW UK HOLDINGS. SEEBOARD and CAPITAL TRUST results were converted at a rate of pounds 1.00= $1.6552.

                                       CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                                              CONSOLIDATING BALANCE SHEET
                                                AS OF DECEMBER 31, 1998

                                                                                                                               ELIM.
                                 CSWI         CSWI      CSW      CHILE    LATIN    CSWI ENERGIA               CAPITAL         RCLSS&
                                  CON  CSWI (CAYMAN) VALE LLC   ENERGY AMERICAN  ENERGY    de   CSWI 2 CSWI 3 TRUST* SEEBOARD*   RND
                                                              HOLDINGS   ENERGY DEVELOP.  CSW

ASSETS

FIXED ASSETS
Electric
  Production                       0     0      0       0        0        0        0       0      0      0      0         0      0
  Transmission                     0     0      0       0        0        0        0       0      0      0      0         0      0
  Distribution                 1,437     0      0       0        0        0        0       0      0      0      0     1,437      0
  General                        279     0      0       0        0        0        0       0      0      0      0       279      0
  Acquisition Step up             42     0      0       0        0        0        0       0      0      0      0        42      0
  Nuclear fuel                     0     0      0       0        0        0        0       0      0      0      0         0      0
        Total electric         1,758     0      0       0        0        0        0       0      0      0      0     1,758      0
Other Diversified                  5     2      0       3        0        0        0       0      0      0      0         0      0
                               1,763     2      0       3        0        0        0       0      0      0      0     1,758      0
Less - accumulated
  depreciation                   656     0      0       0        0        0        0       0      1      0      0       656     (1)
                               1,107     2      0       3        0        0        0       0     (1)     0      0     1,102      1

Investment in subsidiaries         0   810     80       0        0        0        0       0      0      0      0         0   (890)

CURRENT ASSETS
  Cash and temporary cash
   investments                    81     3      0       0        2        0        0       0      0      0      0        76      0
  Accounts Receivable            325   145    100     112        0        0        0       0     63      0      0       208   (303)
  Unrecovered fuel costs           0     0      0       0        0        0        0       0      0      0      0         0      0
  Material and supplies, at
   average cost                   58     0      0       0        0        0        0       0      0      0      0        58      0
  Electric utility fuel
   inventory, substantially
   at average cost                 0     0      0       0        0        0        0       0      0      0      0         0      0
  Prepayments and other           33     0      0       0        0        0        0       0      4      0      0        32     (3)
                                 497   148    100     112        2        0        0       0     67      0      0       374   (306)

DEFERRED CHARGES AND OTHER ASSETS
  Equity and other
   investments                   155   149      0      86        3       11        0       1    467      0      0        24   (586)
  Securities available for sale   66     0      0       0       66        0        0       0      0      0      0         0      0
  Prepaid Benefit Costs           60     0      0       0        0        0        0       0      0      0      0        60      0
  Goodwill                     1,402     0      0       0        0        0        0       0      0      0      0     1,402      0
  Intercompany Notes
   Receivable                      0     0      0       0        0        0        0       0      0      0    441         0   (441)
Deferred charges and other
 assets                            6     0      0       2        0        0        1       0      5      0      0         0     (2)
                               1,689   149      0      88       69       11        1       1    472      0    441     1,486 (1,029)

TOTAL ASSETS                   3,293 1,109    180     203       71       11        1       1    538      0    441     2,962 (2,224)

* SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, CSW INVESTMENTS,
  CSW (UK) FINCO and CSW UK HOLDINGS. SEEBOARD and CAPITAL TRUST results were converted at a rate of pounds 1.00= $1.6600.

                                        CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                                               CONSOLIDATING BALANCE SHEET
                                                 AS OF DECEMBER 31, 1998
                                                       (MILLIONS)

                                                                                                                               ELIM.
                                 CSWI         CSWI      CSW      CHILE    LATIN    CSWI ENERGIA               CAPITAL         RCLSS&
                                  CON  CSWI (CAYMAN) VALE LLC   ENERGY AMERICAN  ENERGY    de   CSWI 2 CSWI 3 TRUST* SEEBOARD*   RND
                                                              HOLDINGS   ENERGY DEVELOP.  CSW

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common stock
    Common stock                   0     0      0       0        0        0        0       0      0      0      0         0       0
    Paid-in-capital              829   829     80      80      111       11        0       0    836      0    372       793 (2,283)
    Retained earnings            158   (29)     0      12        3        0        0       1   (377)     0     69      (347)   826
    Foreign currency
     translation and other        14     0      0       0      (28)       0        0       0      0      0      0         0     42
                               1,001   800     80      92       86       11        0       1    459      0    441       446  1,415)
Preferred stock
  Not subject to mandatory
   redemption                      0     0      0       0        0        0        0       0      0      0      0         0      0
  Subject to mandatory
   redemption                      0     0      0       0        0        0        0       0      0      0      0         0      0
Long-term debt                 1,133     0      0       0        0        0        0       0      0      0      0     1,582   (449)
                               2,134   800     80      92       86       11        0       1    459      0    441     2,028 (1,864)

CURRENT LIABILITIES
  Long-term debt and preferred
  stock due within twelve months   0     0      0       0        0        0        0       0      0      0      0         0      0
  Loan notes                      32     0      0       0        0        0        0       0      0      0      0        32      0
  Short-term debt                  0     0      0       0        0        0        0       0      0      0      0         0      0
  Short-term debt-CSW Credit       0     0      0       0        0        0        0       0      0      0      0         0      0
  Accounts payable               570   312    100     100        0        0        1       0     37      0      0       323   (303)
  Accrued taxes                   90    (5)     0       6        1        0        0       0     41      0      0        45      2
  Accrued interest                29     0      0       0        0        0        0       0      1      0      0        28      0
  Other                           58     0      0       0        0        0        0       0      0      0      0        58      0
                                 779   307    100     106        1        0        1       0     79      0      0       486   (301)

DEFERRED CREDITS
  Accumulated deferred income
   taxes                         274    (1)     0       1        0        0        0       0      0      0      0       283     (9)
  Investment tax credits           0     0      0       0        0        0        0       0      0      0      0         0      0
  Provisions                      46     0      0       0        0        0        0       0      0      0      0        46      0
  Income tax related regulatory
   liabilities, net                0     0      0       0        0        0        0       0      0      0      0         0      0
  Other                           60     3      0       4      (16)       0        0       0      0      0      0       119    (50)
                                 380     2      0       5      (16)       0        0       0      0      0      0       448    (59)

TOTAL CAPITALIZATION AND
 LIABILITIES                   3,293 1,109    180     203       71       11        1       1    538      0    441     2,962 (2,224)


* SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, CSW INVESTMENTS,
  CSW (UK) FINCO and CSW UK HOLDINGS. SEEBOARD and CAPITAL TRUST results were converted at a rate of pounds 1.00= $1.6600.

                               CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                                 CONSOLIDATING STATEMENT OF CASH FLOWS
                                 FOR THE YEAR ENDED DECEMBER 31, 1998
                                              (MILLIONS)

                                                                                                                               ELIM.
                                 CSWI         CSWI      CSW      CHILE    LATIN    CSWI ENERGIA               CAPITAL         RCLSS&
                                  CON  CSWI (CAYMAN) VALE LLC   ENERGY AMERICAN  ENERGY    de   CSWI 2 CSWI 3 TRUST* SEEBOARD*   RND
                                                              HOLDINGS   ENERGY DEVELOP.  CSW

OPERATING ACTIVITIES
Net Income                       114    (2)    NA      NA       NA       NA       NA      NA     18      0     34        65     (1)
Non-cash items included in
 net income
  Depreciation & amortization     95     0     NA      NA       NA       NA       NA      NA      0      0      0        51     44
  Acq amort-step up & goodwill     0     0     NA      NA       NA       NA       NA      NA      0      0      0        40    (40)
  Deferred income taxes and
   investment tax credits          9     1     NA      NA       NA       NA       NA      NA      0      0      0        (2)    10
  Preferred stock dividends        0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Gain on reacquired preferred
   stock                           0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Charges for investments and
   assets                          4     0     NA      NA       NA       NA       NA      NA      0      0      0         0      4
Change in Assets and Liabilities
       Nonaffiliated accounts
        receivable               (73)   (1)    NA      NA       NA       NA       NA      NA      3      0      0       (37)   (38)
       Affiliated receivable      78    68     NA      NA       NA       NA       NA      NA     70      0      0         0    (60)
       Affiliated accounts
        payable                    8     0     NA      NA       NA       NA       NA      NA      8      0      0         0      0
       Nonaffiliated accounts
        payable                   39     0     NA      NA       NA       NA       NA      NA      0      0      0        36      3
       Accrued taxes             (41)    4     NA      NA       NA       NA       NA      NA     (3)     0      0       (82)    40
       Undistributed earnings     99    99     NA      NA       NA       NA       NA      NA      0      0      0         0      0
       Other                      78     2     NA      NA       NA       NA       NA      NA      0      0      0        10     66
                                 410   171     NA      NA       NA       NA       NA      NA     96      0     34        81     28

INVESTING ACTIVITIES
  Construction expenditures     (117)    0     NA      NA       NA       NA       NA      NA      0      0      0      (117)     0
  Acquisition expenditures         0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Equity investments in
   subsidiaries                   11     0     NA      NA       NA       NA       NA      NA      0      0      0        10      1
  CSWE/CSWI non-SEEBOARD
   projects                      (88)  (88)    NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Sale of National Grid asset
   shares                          0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Cash proceeds from sale of
   subsidiary investments          0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Other                            2     0     NA      NA       NA       NA       NA      NA      0      0      0        29    (27)
                                (192)  (88)    NA      NA       NA       NA       NA      NA      0      0      0       (78)   (26)

FINANCING ACTIVITIES
  Common stock sold                0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Capital contributions            0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Proceeds from issuance of
   long-term debt                  0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  SEEBOARD acquisition
   financing                       0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Trust preferred securities
   sold                            0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Redemption of preferred stock    0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0
  Re-acquisition/Retirement of
   long-term debt                  0     0     NA      NA       NA       NA       NA      NA      0      0      0        68    (68)
  Other financing activities      (4)    0     NA      NA       NA       NA       NA      NA      0      0    (34)        0     30
  Change in short-term debt      (80)  (80)    NA      NA       NA       NA       NA      NA      0      0      0       (14)    14
  Payment of dividends           (99)    0     NA      NA       NA       NA       NA      NA    (99)     0      0       (25)    25
                                (183)  (80)    NA      NA       NA       NA       NA      NA    (99)     0    (34)       29      1

Effect of exchange rate changes
 on cash and cash equivalents      0     0     NA      NA       NA       NA       NA      NA      0      0      0         0      0

Net change in cash and cash
 equivalents                      35     3     NA      NA       NA       NA       NA      NA     (3)     0      0        32      3
Cash and cash equivalents at
 beginning of year                46     0     NA      NA       NA       NA       NA      NA    (55)     0      0        44     57
Cash and cash equivalents at
 end of year                      81     3     NA      NA       NA       NA       NA      NA    (58)     0      0        76     60

SUPPLEMENTAL INFORMATION
Interest paid less amounts
 capitalized                     186    39     NA      NA       NA       NA       NA      NA                            147
Income taxes paid                 94    (7)    NA      NA       NA       NA       NA      NA                            101


* SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, CSW INVESTMENTS,
  CSW (UK) FINCO and CSW UK HOLDINGS. SEEBOARD and CAPITAL TRUST results were converted at a rate of pounds 1.00= $1.6552.

                                     CSW INTERNATIONAL, INC. AND SUBSIDIARIES
                                 CONSOLIDATING STATEMENT OF SHAREHOLDERS' EQUITY
                                       FOR THE YEAR ENDED DECEMBER 31, 1998
                                                    (MILLIONS)

                                                                                                                               ELIM.
                                 CSWI         CSWI      CSW      CHILE    LATIN    CSWI ENERGIA               CAPITAL         RCLSS&
                                  CON  CSWI (CAYMAN) VALE LLC   ENERGY AMERICAN  ENERGY    de   CSWI 2 CSWI 3 TRUST* SEEBOARD*   RND
                                                              HOLDINGS   ENERGY DEVELOP.  CSW

Stockholders' Equity at
 beginning of year
    Common stock                   0     0      0       0        0        0        0       0      0      0      0         0      0
    Paid-in-capital              829   829     80      80        0        0        0       0    836      0    372       793 (2,161)
    Retained earnings             44   (15)     0       4        0        0        0       0   (362)     0     32      (387)   772
   Accumulated comprehensive
     income
    Foreign currency
     translation adjustment       26     0      0       0       (4)       0        0       0      0      0      0         0     30
      Unrealized gains/
      (losses)                    (4)    0      0       0       (4)       0        0       0      0      0      0         0      0
      Minimum pension
       liability                   0     0      0       0        0        0        0       0      0      0      0         0      0
      Total Accum.comprehensive
       income                     22     0      0       0       (8)       0        0       0      0      0      0         0     30
   Total Shareholders' Equity    895   814     80      84       (8)       0        0       0    474      0    404       406 (1,359)


1998 Changes in Stockholders'
 Equity
   Common stock                    0     0      0       0        0        0        0       0      0      0      0         0      0
   Paid-in capital                 0     0      0       0      111       11        0       0      0      0      0         0   (122)
   Retained earnings
      Net income for year        114   (14)     0       8        3        0        0       1     18      0     34        65     (1)
      Dividends paid to common
       stockholders                0     0      0       0        0        0        0       0    (99)     0      0       (25)   124
      Other                        0     0      0       0        0        0        0       0     66      0      2         0    (68)
   Accumulated comprehensive
    income
      Foreign currency translation
       adjustment                  8     0      0       0      (16)       0        0       0      0      0      0         0     24
      Unrealized gains/(losses)  (16)    0      0       0       (4)       0        0       0      0      0      0         0    (12)
      Minimum pension liability    0     0      0       0        0        0        0       0      0      0      0         0      0
      Total Accum. comprehensive
       income                     (8)    0      0       0      (20)       0        0       0      0      0      0         0     12
   Total Shareholders' Equity    106   (14)     0       8       94       11        0       1    (15)     0     36        40    (55)


Stockholders' Equity at end of year
   Common stock                    0      0      0      0        0        0        0       0      0      0      0         0      0
   Paid-in capital               829    829     80     80      111       11        0       0    836      0    372       793 (2,283)
   Retained earnings             158    (29)     0     12        3        0        0       1   (377)     0     68      (347)   827
   Accumulated comprehensive
    income
      Foreign currency tranlation
       adjustment                 34     0      0       0      (20)       0        0       0      0      0      0         0     54
      Unrealized gains/(losses)  (20)    0      0       0       (8)       0        0       0      0      0      0         0    (12)
      Minimum pension liability    0     0      0       0        0        0        0       0      0      0      0         0      0
      Total Accum. comprehensive
       income                     14     0      0       0      (28)       0        0       0      0      0      0         0     42
   Total Shareholders' Equity  1,001   800     80      92       86       11        0       1    459      0    440       446 (1,414)


* SEEBOARD consists of SEEBOARD plc, SEEBOARD Group plc, CSW INVESTMENTS, CSW (UK) FINCO and CSW UK HOLDINGS.

                                           C3 COMMUNICATIONS, INC.
                                      CONSOLIDATING STATEMENT OF INCOME
                                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                                 (MILLIONS)

                                                                        CSWC                                        ELIM.
                                                             CSW SW     TELECHOICE  CSWC TEL  SW TELECH  CSW/ICG    RCLSS&
                                          C3 CON   C3 COMM   HOLD INC   INC         MGMT INC  MGMT LLC   CHCCM LP   RND

OPERATING REVENUES                            20        14         0          0           0        0          6         0

OPERATING EXPENSES AND TAXES
   Fuel and purchased power                    0         0         0          0           0        0          0         0
   UK cost of sales                            0         0         0          0           0        0          0         0
   Other operating expense                    29        10         0          0           0        0         19         0
   Maintenance                                 0         0         0          0           0        0          0         0
   Depreciation and amortization               5         0         0          0           0        0          5         0
   Taxes, other than income                    1         0         0          0           0        0          1         0
   Income taxes                               (7)        0         0          0           0        0         (7)        0
      TOTAL OPERATING EXPENSES AND TAXES      28        10         0          0           0        0         18         0

OPERATING INCOME                              (8)        4         0          0           0        0        (12)        0


OTHER INCOME AND (DEDUCTIONS)                 12        (7)      (19)       (19)          0        0         (1)       58

INCOME BEFORE INTEREST AND OTHER CHARGES       4        (3)      (19)       (19)          0        0        (13)       58

INTEREST AND OTHER CHARGES
   Interest on long-term debt                  0         0         0          0           0        0          0         0
   Preferred dividend requirements of subs     0         0         0          0           0        0          0         0
   Loss on reacquired preferred stock          0         0         0          0           0        0          0         0
   Interest on short-term debt and other       4         4         0          0           0        0          0         0
       TOTAL INTEREST CHARGES                  4         4         0          0           0        0          0         0

INCOME BEFORE EXTRAORDINARY ITEM               0        (7)      (19)       (19)          0        0        (13)       58
   Extraordinary Item - UK windfall
    profits tax                                0         0         0          0           0        0          0         0
   Preferred Stock Dividends                   0         0         0          0           0        0          0         0
NET INCOME FOR COMMON STOCK                    0        (7)      (19)       (19)          0        0        (13)       58



                                       C3 COMMUNICATIONS, INC.
                                     CONSOLIDATING BALANCE SHEET
                                       AS OF DECEMBER 31, 1998
                                             (MILLIONS)

                                                                        CSWC                                        ELIM.
                                                             CSW SW     TELECHOICE  CSWC TEL  SW TELECH  CSW/ICG    RCLSS&
                                          C3 CON   C3 COMM   HOLD INC   INC         MGMT INC  MGMT LLC   CHCCM LP   RND

ASSETS

FIXED ASSETS
Electric
   Production                                  0         0         0          0           0        0          0         0
   Transmission                                0         0         0          0           0        0          0         0
   Distribution                                0         0         0          0           0        0          0         0
   General                                     0         0         0          0           0        0          0         0
   Construction work in progress               0         0         0          0           0        0          0         0
   Nuclear fuel                                0         0         0          0           0        0          0         0
       Total Electric                          0         0         0          0           0        0          0         0
Other diversified                             37        37         0          0           0        0          0         0
                                              37        37         0          0           0        0          0         0
Less - accumulated depreciation                1         1         0          0           0        0          0         0
                                              36        36         0          0           0        0          0         0

INVESTMENTS IN SUBSIDIARIES                    0         0         0          0           0        0          0         0

CURRENT ASSETS
   Cash and temporary cash investment          0         0         0          0           0        0          0         0
   Accounts receivable                         3         3         0          0           0        0          0         0
   Under-recovered fuel costs                  0         0         0          0           0        0          0         0
   Material and supplies, at average cost      0         0         0          0           0        0          0         0
   Electric utility fuel inventory             0         0         0          0           0        0          0         0
   Prepayments and other                       1         1         0          0           0        0          0         0
                                               4         4         0          0           0        0          0         0

DEFERRED CHARGES AND OTHER ASSETS
   Mirror CWIP asset                           0         0         0          0           0        0          0         0
   Deferred plant costs                        0         0         0          0           0        0          0         0
   Equity and other investment                 1         1         0          0           0        0          0         0
   Prepaid benefit cost                        0         0         0          0           0        0          0         0
   Income tax related regulatory assets,
    net                                        0         0         0          0           0        0          0         0
   Goodwill                                    0         0         0          0           0        0          0         0
   Deferred charges and other assets           1         1         0          0           0        0          0         0
                                               2         2         0          0           0        0          0         0

                                              42        42         0          0           0        0          0         0


                                         C3 COMMUNICATIONS, INC.
                                       CONSOLIDATING BALANCE SHEET
                                         AS OF DECEMBER 31, 1998
                                               (MILLIONS)

                                                                        CSWC                                        ELIM.
                                                             CSW SW     TELECHOICE  CSWC TEL  SW TELECH  CSW/ICG    RCLSS&
                                          C3 CON   C3 COMM   HOLD INC   INC         MGMT INC  MGMT LLC   CHCCM LP   RND

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common Stock
   Common stock                                0         0         0          0           0        0          0         0
   Paid-in-capital                             0         0         0          0           0        0          0         0
   Retained earnings                         (19)      (19)        0          0           0        0          0         0
   Foreign currency translation and
    other                                      0         0         0          0           0        0          0         0
                                             (19)      (19)        0          0           0        0          0         0
Preferred Stock
   Not subject to mandatory redemption         0         0         0          0           0        0          0         0
   Subject to mandatory redemption             0         0         0          0           0        0          0         0
Trust Preferred Securities                     0         0         0          0           0        0          0         0
Long-term debt                                 0         0         0          0           0        0          0         0
                                             (19)      (19)        0          0           0        0          0         0

CURRENT LIABILITIES
   Long-term debt and preferred stock due
     within twelve months                      0         0         0          0           0        0          0         0
   Loan notes                                  0         0         0          0           0        0          0         0
   Short-term debt                             0         0         0          0           0        0          0         0
   Short-term debt--CSW Credit                 0         0         0          0           0        0          0         0
   Accounts payable                           52        52         0          0           0        0          0         0
   Accrued taxes                               1         1         0          0           0        0          0         0
   Accrued interest                            0         0         0          0           0        0          0         0
   Other                                       5         5         0          0           0        0          0         0
                                              58        58         0          0           0        0          0         0

DEFERRED CREDITS
   Accumulated deferred income taxes           3         3         0          0           0        0          0         0
   Investment tax credits                      0         0         0          0           0        0          0         0
   Income tax related regulatory
     liabilities, net                          0         0         0          0           0        0          0         0
   Other                                       0         0         0          0           0        0          0         0
                                               3         3         0          0           0        0          0         0

                                              42        42         0          0           0        0          0         0

                                C3 COMMUNICATIONS, INC.
                         CONSOLIDATING STATEMENT OF CASH FLOWS
                         FOR THE YEAR ENDED DECEMBER 31, 1998
                                      (MILLIONS)

                                                                        CSWC                                        ELIM.
                                                             CSW SW     TELECHOICE  CSWC TEL  SW TELECH  CSW/ICG    RCLSS&
                                          C3 CON   C3 COMM   HOLD INC   INC         MGMT INC  MGMT LLC   CHCCM LP   RND

OPERATING ACTIVITIES
Net income                                     0        (7)      (19)       (19)          0        0        (13)       58
Non-cash items included in net income
   Depreciation and amortization               5         5         0          0           0        0          0         0
   Deferred income taxes and investment
        tax credits                            1         1         0          0           0        0          0         0
   Preferred stock dividends                   0         0         0          0           0        0          0         0
   Gain on reacquired preferred stock          0         0         0          0           0        0          0         0
   Gain on sale of investment                (13)      (13)        0          0           0        0          0         0
   Charges for investments and assets          0         0         0          0           0        0          0         0
Changes in assets and liabilities              0         0         0          0           0        0          0         0
   Accounts receivable                        (5)       (5)        0          0           0        0          0         0
   Accounts payable                          (51)      (51)        0          0           0        0          0         0
   Accrued taxes                               3         3         0          0           0        0          0         0
   Fuel recovery                               0         0         0          0           0        0          0         0
   Undistributed earnings                      0         0         0          0           0        0          0         0
Other                                        (12)       (5)       19         19           0        0         13       (58)
                                             (72)      (72)        0          0           0        0          0         0

INVESTING ACTIVITIES
   Construction expenditures                 (52)      (52)        0          0           0        0          0         0
   Acquisition expenditures                    0         0         0          0           0        0          0         0
   CSWE/CSWI non-SEEBOARD projects             0         0         0          0           0        0          0         0
   Sale of National Grid assets                0         0         0          0           0        0          0         0
   Cash proceeds from sale of
    subsidiaries                              56        56         0          0           0        0          0         0
   Other                                       0         0         0          0           0        0          0         0
                                               4         4         0          0           0        0          0         0

FINANCING ACTIVITIES
   Common stock sold                           0         0         0          0           0        0          0         0
   Capital contributions                       0         0         0          0           0        0          0         0
   Proceeds from issuance of long-term
    debt                                       5         5         0          0           0        0          0         0
   SEEBOARD acquisition financing              0         0         0          0           0        0          0         0
   Trust preferred securities sold             0         0         0          0           0        0          0         0
   Redemption of preferred stock               0         0         0          0           0        0          0         0
   Reacquisition/Retirement of long-term
    debt                                       0         0         0          0           0        0          0         0
   Other financing activities                  0         0         0          0           0        0          0         0
   Change in short-term debt                  61        61         0          0           0        0          0         0
   Payment of dividends                        0         0         0          0           0        0          0         0
                                              66        66         0          0           0        0          0         0

Effect of exchange rate changes on
   cash and cash equivalents                   0         0         0          0           0        0          0         0

Net change in cash and cash equivalent        (2)       (2)        0          0           0        0          0         0
Cash and cash equivalents at beginning
  of year                                      2         2         0          0           0        0          0         0
Cash and cash equivalents at end of year       0         0         0          0           0        0          0         0

SUPPLEMENTAL INFORMATION
   Interest paid less amounts capitalized      0         0         0          0           0        0          0         0
   Income taxes paid                          (4)       (4)        0          0           0        0          0         0


                                       C3 COMMUNICATIONS, INC.
                           CONSOLIDATING STATEMENT OF STOCKHOLDERS' EQUITY
                                FOR THE YEAR ENDED DECEMBER 31, 1998
                                             (MILLIONS)



                                                                        CSWC                                        ELIM.
                                                             CSW SW     TELECHOICE  CSWC TEL  SW TELECH  CSW/ICG    RCLSS&
                                          C3 CON   C3 COMM   HOLD INC   INC         MGMT INC  MGMT LLC   CHCCM LP   RND

Stockholders' Equity at beginning of year
   Common stock                                0         0         0          0           0        0          0         0
   Paid-in capital                             0         0         0          0           0        0          0         0
   Retained earnings                         (19)      (19)       (6)        (6)          0        0         (6)       18
   Accumulated comprehensive income
      Foreign currency translation
       adjustment                              0         0         0          0           0        0          0         0
      Unrealized gains/(losses)                6         6         0          0           0        0          0         0
      Minimum pension liability                0         0         0          0           0        0          0         0
      Total Accum. comprehensive income        6         6         0          0           0        0          0         0
   Total Shareholders' Equity                (13)      (13)       (6)        (6)          0        0         (6)       18


1998 Changes in Stockholders' Equity
   Common stock                                0         0         0          0           0        0          0         0
   Paid-in capital                             0         0         0          0           0        0          0         0
   Retained earnings
      Net income for year                      0        (7)      (19)       (19)          0        0        (13)       58
      Dividends paid to common stockholders    0         0         0          0           0        0          0         0
      Other                                    0         0         6          6           0        0          6       (18)
   Accumulated comprehensive income
      Foreign currency translation
       adjustment                              0         0         0          0           0        0          0         0
      Unrealized gains/(losses)               (6)       (6)        0          0           0        0          0         0
      Minimum pension liability                0         0         0          0           0        0          0         0
      Total Accum. comprehensive income       (6)       (6)        0          0           0        0          0         0
   Total Shareholders' Equity                 (6)      (13)      (13)       (13)          0        0         (7)       40


Stockholders' Equity at end of year
   Common stock                                0         0         0          0           0        0          0         0
   Paid-in capital                             0         0         0          0           0        0          0         0
   Retained earnings                         (19)      (26)      (19)       (19)          0        0        (13)       58
   Accumulated comprehensive income
      Foreign currency translation
       adjustment                              0         0         0          0           0        0          0         0
      Unrealized gains/(losses)                0         0         0          0           0        0          0         0
      Minimum pension liability                0         0         0          0           0        0          0         0
      Total Accum. comprehensive income        0         0         0          0           0        0          0         0
   Total Shareholders' Equity                (19)      (26)      (19)       (19)          0        0        (13)       58


EXHIBITS

    Exhibit A  Annual Reports Incorporated by Reference
               The annual reports for CSW (File No. 1-1443), CPL (File No. 0-346), PSO (File No. 0-343), SWEPCO (File No. 1-3146), and
               WTU (File No. 0-340) are incorporated herein by reference to their combined annual report on Form 10-K ("Combined Form 10-K") for the year ended December 31, 1998.

    Exhibit B

               CSW

B-1.1 Second Restated Certificate of Incorporation of the Corporation (incorporated herein by reference to Exhibit 3(a) to the 1990 CSW annual report on Form 10-K File No. 1-1443).

B-1.2          Certificate of  Amendment  to  Second  Restated   Certificate  of
               Incorporation of the Corporation (incorporated herein by reference to Item 10, Exhibit B-1.2 to the 1993 CSW annual report on Form U5S).

B-1.3 Bylaws of CSW, as amended January 20, 1999, (incorporated herein by reference to Exhibit 3.2 to CSW's 1998 Form 10-K, File No. 1-1443).

B-1.4 Rights Agreement dated as of December 22, 1997 between CSW and Central and South West Services, Inc., as Rights Agent (incorporated herein by reference to Exhibit 1 to CSW Form 8-A/A dated March 19, 1998, File No. 1-1443).

               CPL

B-2.1 Restated Articles of Incorporation Without Amendment, Articles of Correction to Restated Articles of Incorporation Without
               Amendment, Articles of Amendment to Restated Articles of Incorporation, Statements of Registered Office and/or Agent (3), and Articles of Amendment to the Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to CPL's Form 10-Q for the quarterly period ended March 31, 1997).

B-2.2 Bylaws of CPL, as amended (incorporated herein by reference to Exhibit 3.1 to CPL's Form 10-Q dated September 30, 1996, File No. 0-346).

               PSO

B-3.1 Restated Certificate of Incorporation of PSO (incorporated herein by reference to Exhibit B-3.1 of CSW's 1996 Form U5S, File No. 1-1443).

B-3.2 Bylaws of PSO, as amended (incorporated herein by reference to Exhibit B-3.1 of PSO's Form 10-Q, dated March 31, 1998, File No. 0-343).

              SWEPCO

B-4.1 Restated Certificate of Incorporation, as amended through May 6, 1997, including Certificate of Amendment of Restated Certificate of Incorporation (both incorporated herein by reference to Exhibit
              3.4 to SWEPCO's Form 10-Q dated March 31, 1997, File No. 1-3146).

B-4.2 Bylaws of SWEPCO, as amended (incorporated herein by reference to Exhibit 3.3 to SWEPCO's Form 10-Q dated September 30, 1996, File No. 1-3146).

              WTU

B-5.1 Restated Articles of Incorporation, as amended, and Articles of Amendment to the Articles of Incorporation (both incorporated herein by reference to Exhibit 3.5 to WTU's March 31, 1997 Form 10-Q, File No. 0-340).

B-5.2 Bylaws of WTU, as amended (incorporated herein by reference to Exhibit 3.4 to WTU's Form 10-Q dated September 30, 1996, File
              No. 0-340).

              CSWS

B-7.1 Articles of Amendment to the Articles of Incorporation (incorporated herein by reference to Item 9, Exhibit B-7.1 of the 1987 Central and South West Corporation annual report on Form
              U5S).

B-7.2 By-laws, as amended of CSWS (incorporated herein by reference to Item 10, Exhibit B-7.2 of the 1993 Central and South West Corporation annual report on Form U5S).

              CSWE

B-8.1 Articles of Amendment to the Articles of Incorporation (incorporated herein by reference to Item 9, Exhibit B-9.1 of the 1987 Central and South West Corporation annual report on Form
              U5S).

B-8.2 By-laws (incorporated herein by reference to Item 9, Exhibit B-9.2 of the 1987 Central and South West Corporation annual report on Form U5S).

              CSWL

B-9.1 Articles of Incorporation (incorporated herein by reference to Item 9, Part VI of the 1984 Central and South West Corporation annual report on Form U5S).

B-9.2 By-laws (incorporated herein by reference to Item 9, Part VI of the 1983 Central and South West Corporation annual report on Form
              U5S).

              CREDIT

B-10.1 Articles of Incorporation (incorporated herein by reference to Item 9, Part VI of the 1985 Central and South West Corporation annual report on Form U5S).

B-10.2 By-laws (incorporated herein by reference to Item 9, Exhibit B-11.2 of the 1987 Central and South West Corporation annual report on Form U5S).

              COMM

B-11.1 Certificate of Incorporation, (incorporated herein by reference to Item 10, Exhibit B-11.1 of the 1994 Central and South West Corporation annual report on Form U5S).

B-11.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-11.2 of the 1994 Central and South West Corporation annual report on Form U5S).

              CSWI

B-12.1 Certificate of Incorporation, (incorporated herein by reference to Item 10, Exhibit B-12.1 of the 1994 Central and South West Corporation annual report on Form U5S).

B-12.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-12.2 of the 1994 Central and South West Corporation annual report on Form U5S).

              ENERSHOP

B-13.1 Certificate of Incorporation, (incorporated herein by reference to Item 10, Exhibit B-13.1 of the 1995 Central and South West Corporation annual report on Form U5S).

B-13.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-13.2 of the 1995 Central and South West Corporation annual report on Form U5S).

              SEEBOARD plc

B-14.1 Articles of Association, (incorporated herein by reference to Item 10, Exhibit B-14.1 of the 1997 Central and South West Corporation Annual Report on Form U5S).

B-14.2 Memorandum of Association, (incorporated herein by reference to Item 10, Exhibit B-14.2 of the 1997 Central and South West Corporation Annual Report on Form U5S).

              ESI

B-15.1        Certificate of Incorporation - filed herewith.

B-15.2 By-laws, (incorporated herein by reference to Item 10, Exhibit B-15.2 of the 1997 Central and South West Corporation annual report on Form U5S).


    Exhibit C

            CPL

     C-1.1
        (a) Indenture of mortgage or deed of trust date November 1, 1943, executed by CPL to the First National Bank of Chicago and Robert L. Grinnell as trustee, as amended through October 1, 1977, (incorporated herein by reference to Exhibit 5.01 in File No. 2-60712).

        (b) Supplemental Indentures to the First Mortgage Indenture:

       Dated                File Reference                  Exhibit

       September 1, 1978    2-62271                         2.02
       December 15, 1984    Form U-1, No. 70-7003           17
       July 1, 1985         2-98944                         4 (b)
       May 1, 1986          Form U-1, No. 70-7236           4
       November 1, 1987     Form U-1, No. 70-7249           4
       June 1, 1988         Form U-1, No. 70-7520           2
       December 1, 1989     Form U-1, No. 70-7721           3
       March 1, 1990        Form U-1, No. 70-7725           10
       October 1, 1992      Form U-1, No. 70-8053           10 (a)
       December 1, 1992     Form U-1, No. 70-8053           10 (b)
       February 1, 1993     Form U-1, No. 70-8053           10 (c)
       April 1, 1993        Form U-1, No. 70-8053           10 (d)
       May 1, 1994          Form U-1, No. 70-8053           10 (e)
       July 1, 1995         Form U-1, No. 70-8053           10 (f)

        (c) CPL-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated Debentures of CPL.

        (c.1) Indenture, dated as of May 1, 1997, between CPL and the Bank of New York, as Trustee (incorporated herein by reference to Exhibit
              4.1 of CPL's March 31, 1997 Form 10-Q, File No. 0-346).
        (c.2) First Supplemental Indenture, dated as of May 1, 1997, between CPL and the Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.2 of CPL's March 31, 1997 Form 10-Q, File No. 0-346).
        (c.3) Amended and Restated Trust Agreement of CPL Capital I, dated as of
              May 1, 1997, among CPL, as Depositor; the Bank of New York, as Property Trustee; the Bank of New York (Delaware), as Delaware Trustee; and the Administrative Trustee (incorporated herein by reference to Exhibit 4.3 of CPL's March 31, 1997 Form 10-Q, File No. 0-346).
        (c.4) Guarantee Agreement, dated as of May 1, 1997, delivered by CPL for the benefit of the holders of CPL Capital I's Preferred Securities (incorporated herein by reference to Exhibit 4.4 of CPL's March 31, 1997 Form 10-Q, File No. 0-346).
        (c.5) Agreement as to Expenses and Liabilities, dated as of May 1, 1997, between CPL and CPL Capital I (incorporated herein by reference to Exhibit 4.5 of CPL's March 31, 1997 Form 10-Q, File No. 0-346).

            PSO

     C-2.1
        (a) Indenture dated July 1, 1945, as amended, of PSO (incorporated herein by reference to Exhibit 5.03 in Registration No. 2-60712).

        (b) Supplemental Indentures to the First Mortgage Indenture:

       Dated                File Reference                       Exhibit

       June 1, 1979         2-64432                              2.02
       December 1, 1979     2-65871                              2.02
       March 1, 1983        Form U-1, No. 70-6822                2
       May 1, 1986          Form U-1, No. 70-7234                3
       July 1, 1992         Form S-3, No. 33-48650               4 (b)
       December 1, 1992     Form S-3, No. 33-49143               4 (c)
       April 1, 1993        Form S-3, No. 33-49575               4 (b)
       June 1, 1993         Form 10-K, No. 0-343                 4 (b)
       February 1, 1996     Form 8-K, March 4, 1996, No.0-343    4.01
       February 1, 1996     Form 8-K, March 4, 1996, No.0-343    4.02
       February 1, 1996     Form 8-K, March 4, 1996, No.0-343    4.03


        (c) PSO-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated Debentures of PSO.

        (c.1) Indenture, dated as of May 1, 1997, between PSO and the Bank of New York, as Trustee (incorporated herein by reference to Exhibit
              4.6 of PSO's March 31, 1997 Form 10-Q, File No. 0-343).
        (c.2) First Supplemental Indenture, dated as of May 1, 1997, between PSO and the Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.7 of PSO's March 31, 1997 Form 10-Q, File No. 0-343).
        (c.3) Amended and Restated Trust Agreement of PSO Capital I, dated as of
              May 1,1997, among PSO, as Depositor; the Bank of New York, as Property Trustee; the Bank of New York (Delaware), as Delaware Trustee; and the Administrative Trustee (incorporated herein by reference to Exhibit 4.8 of PSO's March 31, 1997 Form 10-Q, File No. 0-343).
        (c.4) Guarantee Agreement, dated as of May 1, 1997, delivered by PSO for the benefit of the holders of PSO Capital I's Preferred Securities (incorporated herein by reference to Exhibit 4.9 of PSO's March 31, 1997 Form 10-Q, File No. 0-343).
        (c.5) Agreement as to Expenses and Liabilities, dated as of May 1, 1997, between PSO and PSO Capital I (incorporated herein by reference to Exhibit 4.10 of PSO's March 31, 1997 Form 10-Q, File No. 0-343).

            SWEPCO

     C-3.1
        (a) Indenture dated February 1, 1940, as amended through November 1, 1976, of SWEPCO (incorporated herein by reference to Exhibit 5.04 in Registration No. 2-60712).

        (b) Supplemental Indentures to the First Mortgage Indenture:


       Dated                File Reference                  Exhibit

       August 1, 1978       2-61943                         2.02
       January 1, 1980      2-66033                         2.02
       April 1, 1981        2-71126                         2.02
       May 1, 1982          2-77165                         2.02
       August 1, 1985       Form U-1, No. 70-7121           4
       May 1, 1986          Form U-1, No. 70-7233           3
       November 1, 1989     Form U-1, No. 70-7676           3
       June 1, 1992         Form U-1, No. 70-7934           10
       September 1, 1992    Form U-1, No. 72-8041           10 (b)
       July 1, 1993         Form U-1, No. 70-8041           10 (c)
       October 1, 1993      Form U-1, No. 70-8239           10 (a)

        (c) SWEPCO-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated Debentures of SWEPCO.

        (c.1) Indenture, dated as of May 1, 1997, between SWEPCO and the Bank of
              New York, as Trustee (incorporated  herein by reference to Exhibit
              4.11 of SWEPCO's March 31, 1997 Form 10-Q, File No. 1-3146).
        (c.2) First  Supplemental  Indenture,  dated as of May 1, 1997,  between
              SWEPCO and the Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.12 of SWEPCO's March 31, 1997 Form 10-Q, File No. 1-3146).
        (c.3) Amended and Restated Trust Agreement of SWEPCO Capital I, dated as of May 1, 1997, among SWEPCO, as Depositor; the Bank of New York, as Property Trustee; the Bank of New York (Delaware), as Delaware Trustee; and the Administrative Trustee (incorporated herein by reference to Exhibit 4.13 of SWEPCO's March 31, 1997 Form 10-Q, File No. 1-3146).
        (c.4) Guarantee Agreement,  dated as of May 1, 1997, delivered by SWEPCO for the benefit of the holders of SWEPCO Capital I's Preferred Securities (incorporated herein by reference to Exhibit 4.14 of SWEPCO's March 31, 1997 Form 10-Q, File No. 1-3146).
        (c.5) Agreement as to Expenses and Liabilities,  dated as of May 1, 1997 between SWEPCO and SWEPCO Capital I (incorporated herein by reference to Exhibit 4.15 of SWEPCO's March 31, 1997 Form 10-Q, File No. 1-3146).

            WTU

     C-4.1
        (a) Indenture dated August 1, 1943, as amended through July 1, 1973, of WTU, incorporated herein by reference to Exhibit 5.05 in File No. 2-60712.

        (b) Supplemental Indentures to the First Mortgage Indenture:

       Dated                File Reference                  Exhibit

       May 1, 1979          2-63931                         2.02
       November 15, 1981    2-74408                         4.02
       November 1, 1983     Form U-1, No. 70-6820           12
       April 15, 1985       Form U-1, No. 70-6925           13
       August 1, 1985       2-98843                         4 (b)
       May 1, 1986          Form U-1, No. 70-7237           4
       December 1, 1989     Form U-1, No. 70-7719           3
       June 1, 1992         Form U-1, No. 70-7936           10
       October 1, 1992      Form U-1, No. 72-8057           10
       February 1, 1994     Form U-1, No. 70-8265           10
       March 1, 1995        Form U-1, No. 70-8057           10 (b)
       October 1, 1995      Form U-1, No. 70-8057           10 (c)

    Exhibit D
D-1         Tax allocation agreement - filed herewith.

    Exhibit E

E-1 SWEPCO Statement of Environmental Laboratory Services for the year ended December 31,1998 - filed herewith.

    Exhibit F

F-1 Item 6. Part III. (a) and (b) - Compensation and Other Related Information for the Officers and Directors of CSW, CPL, PSO, SWEPCO, and WTU - filed herewith.

F-2 Detailed financial statements for certain subsidiaries of CSW Energy, Inc. for the year ended December 31, 1998 - filed pursuant to Section 22(b).

F-3 Detailed financial statements for SEEBOARD plc and subsidiaries for the year ended December 31, 1998 - filed pursuant to Section 22(b).

F-4 Financial statements of Ash Creek Mining Company for the year ended December 31, 1998 - filed herewith.

F-5 Financial statements of the Arklahoma Corporation for the fiscal year ended November 30, 1998 - filed herewith.

    Exhibit G Financial Data Schedules - filed herewith.

    Exhibit H Organizational Charts

H-1 Organizational charts for investment in foreign utility company - filed herewith.

H-2 Organizational charts for investments in exempt wholesale generators filed herewith.

    Exhibit I Audited Financial Statements of SEEBOARD plc for the fiscal year ended December 31, 1998. Please refer to CSW International, Inc. consolidating statements filed herewith.

                                 S I G N A T U R E



      Central and South West Corporation has duly caused this annual report for the year ended December 31, 1998, to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                         CENTRAL AND SOUTH WEST CORPORATION




                                         /s/ Lawrence B. Connors
Date: April 30, 1999                     By  Lawrence B. Connors
                                             Controller

                                 S I G N A T U R E



      Southwestern Electric Power Company has duly caused this annual report for the year ended December 31, 1998, to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                         SOUTHWESTERN ELECTRIC POWER COMPANY




                                         /s/ R. Russell Davis
Date: April 30, 1999                     By  R. Russell Davis
                                             Controller